Exhibit 2.1

AGREEMENT AND PLAN OF MERGER among HILL-ROM HOLDINGS, INC., EMPIRE MERGER SUB CORP., and WELCH ALLYN HOLDINGS, INC. Dated as of June 16, 2015

TABLE OF CONTENTS

Page

ARTICLE I

The Merger

i

Annexes, Exhibits & Schedules

Annex A	Form of Certificate of Incorporation of the Surviving Corporation
Annex B	Index of Defined Terms

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Proxy
Exhibit C	Form of Resolutions of Voting Trustees
Exhibit D	Form of Voting Agreement

Schedule A	Estimated Net Working Capital
Schedule B	Included Acquisition Related Liabilities

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of June 16, 2015, among HILL-ROM HOLDINGS, INC., an Indiana corporation (“Parent”), EMPIRE MERGER SUB CORP., a New York corporation (“Sub”), and WELCH ALLYN HOLDINGS, INC. (formed as WELCH ALLYN CORPORATION in New York), a New York corporation (the “Company”).

WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have adopted this Agreement and approved the merger (the “Merger”) of Sub into the Company on the terms and subject to the conditions set forth in this Agreement, whereby (i) Sub will merge with and into the Company, with the Company continuing as the surviving corporation and (ii) each issued share of common stock – Class A, no par value per share, of the Company (the “Company Class A Common Stock”) and each issued share of common stock – Class B, $.01 par value per share, of the Company (the “Company Class B Common Stock” and, collectively with the Company Class A Common Stock, the “Company Common Stock”), in each case not owned by Parent, Sub, or the Company, shall be converted into the right to receive the Per Share Merger Consideration in accordance with the terms hereof; and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01.  The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Business Corporation Law of the State of New York (the “NYBCL”), Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).  The name of the Surviving Corporation shall be Welch Allyn Holdings, Inc. The term “Transactions” shall mean (i) the Merger and (ii) the other transactions contemplated by this Agreement.

SECTION 1.02.  Closing.  The closing (the “Closing”) of the Merger shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. on the third Business Day following the date of satisfaction (or, to the extent permitted by Law, waiver by all parties) of the conditions set forth in Section 7.01, or, if on such day any condition set forth in Section 7.02 or 7.03 has not been satisfied (or, to the extent permitted by Law, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between Parent and the Company; provided, however, that notwithstanding the foregoing, Parent shall not be required to effect the Closing until the earlier of (a) a date during the Marketing Period specified by Parent on no less than three Business Days’ notice to the Company and (b) the date that is three Business Days after the final day of the Marketing Period.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03.  Effective Time.  Prior to the Closing, Parent, Sub and the Company shall prepare, and on the Closing Date or as soon as practicable thereafter the Surviving Corporation shall file with the Department of State of the State of New York, a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the NYBCL and shall make all other filings or recordings required under the NYBCL.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04.  Effects.  The Merger shall have the effects set forth in Section 906 of the NYBCL.

SECTION 1.05.  Certificate of Incorporation and Bylaws.  The certificate of incorporation of Sub in the form attached hereto as Annex A shall be the certificate of incorporation of the Surviving Corporation at the Effective Time until thereafter changed or amended as provided therein or by applicable Law.  The bylaws of Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation at the Effective Time until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.06.  Directors.  The directors of Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07.  Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 1.08.  Plan of Merger.  This Agreement shall constitute a “plan of merger” with respect to the Merger for purposes of the NYBCL.

ARTICLE II

Effect on the Capital Stock of the Constituent Corporations; Exchange of Certificates

SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of Company Common Stock or any shares of capital stock of Sub:

(a)  Capital Stock of Sub.  Each issued and outstanding share of common stock, par value $0.01 per share, of Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)  Cancelation of Treasury Stock and Parent-Owned Stock.  Each share of Company Common Stock that is owned by the Company, Parent or Sub shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)  Conversion of Company Common Stock.  Each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock owned by the Company, Parent, Sub or any Company Subsidiary and any Dissenting Shares) shall be converted into the right to receive the Per Share Merger Consideration, without interest, to be paid in accordance with Sections 2.04(b) and 2.02(d) and the Escrow Agreement.  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right following the surrender of such certificate to receive Per Share Merger Consideration in accordance with Sections 2.04(b) and 2.02(d) and the Escrow Agreement, in each case without interest.

(d)  Dissenting Rights.  Notwithstanding anything in this Agreement to the contrary, shares (“Dissenting Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by a holder who has not voted to adopt this Agreement or assented thereto in writing and has the right to demand and has properly demanded payment of the fair value of such shares by filing a written notice of such holder’s election to dissent from the Merger in accordance with Section 623 of the NYBCL (“Section 623”) shall not be converted into the right to receive the Per Share Merger Consideration as provided in Section 2.01(c), but rather the holders of Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 623 and Section 910 of the NYBCL (“Section 910”); provided, however, that if any such holder fails to perfect or otherwise waives, withdraws or loses the right to dissent under Section 623 and Section 910, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been canceled, extinguished and converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Per Share Merger Consideration as provided in Section 2.01(c), without interest thereon.  The Company shall serve prompt written notice to Parent of any demands received by the Company for dissenting of any shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the NYBCL that relates to such demand, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

SECTION 2.02.  Merger Consideration Adjustment.  (a)  Estimated Merger Consideration Adjustments.  Not less than two Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent a good-faith estimate which shall set forth (i) the estimated amount of Cash and Cash Equivalents as of the Close of Business on the day immediately preceding the Closing Date minus the amount of any cash dividends or distributions to holders of Company Common Stock on the Closing Date prior to the Closing (“Estimated Cash”), (ii) the estimated amount of Indebtedness outstanding as of immediately prior to the Closing (“Estimated Indebtedness”), (iii) the estimated amount of Other Adjustments as of immediately prior to the Closing (“Estimated Other Adjustments”) and (iv) the estimated Net Working Capital as of the Close of Business on the day immediately preceding the Closing Date (“Estimated Net Working Capital”), in each case calculated in accordance with generally accepted accounting principles in the United States as in effect as of the date hereof (“GAAP”), applied in a manner consistent with the principles, policies and methodologies used by the Company in the preparation of the Financial Statements and (B) in the case of Estimated Net Working Capital, in a manner consistent with the calculation of Estimated Net Working Capital as set forth on Schedule A.  GAAP, applied in a manner consistent with the principles, policies and methodologies used by the Company in the preparation of the Financial Statements and in a manner consistent with the calculation of Estimated Net Working Capital are referred to in this Agreement as the “Balance Sheet Principles”.

(b)  Closing Statement.  No later than 75 days after the Closing Date, Parent shall cause to be prepared in accordance with the Balance Sheet Principles and delivered to the Shareholder Representative a closing statement (the “Closing Statement”) and a certificate based on such Closing Statement setting forth Parent’s calculation of (i) the Cash and Cash Equivalents as of the Close of Business on the day immediately preceding the Closing Date minus the amount of any cash dividends or distributions to holders of Company Common Stock on the Closing Date prior to the Closing (“Closing Cash”), (ii) the amount of Indebtedness outstanding as of immediately prior to the Closing (“Closing Indebtedness”), (iii) the Other Adjustments as of immediately prior to the Closing (“Closing Other Adjustments”) and (iv) the Net Working Capital as of the Close of Business on the day immediately preceding the Closing Date (the “Closing Net Working Capital”).

(c)  Disputes.  (i)  If the Shareholder Representative disagrees with the Closing Statement or Parent’s calculation of any of Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital delivered pursuant to Section 2.02(b), the Shareholder Representative may, within 45 days after receipt by the Shareholder Representative of the Closing Statement, deliver a notice to Parent providing reasonable detail of the reason for any disagreement and setting forth the Shareholder Representative’s calculation of such amount.  Any such notice of disagreement shall specify all items or amounts with which the Shareholder Representative disagrees, and the Shareholder Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculation of Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital delivered pursuant to Section 2.02(b).  Subject to Parent’s compliance with Section 2.02(c)(ii), if a notice of disagreement is not delivered by the Shareholder Representative to Parent within 45 days after receipt by the Shareholder Representative of the Closing Statement, the Shareholder Representative shall be deemed to have agreed to all items and amounts contained in the Closing Statement and the calculation of Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital delivered pursuant to Section 2.02(b).

(ii) In connection with the determination of Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital pursuant to Section 2.02(b), from the Closing Date through the resolution of any adjustment to the Per Share Merger Consideration contemplated by this Section 2.02, Parent shall afford, and shall cause the Company to afford, to the Shareholder Representative and its independent accountants reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, books and records of the Company and the Company Subsidiaries for any purpose relating to the adjustment contemplated by this Section 2.02, subject to the Shareholder Representative’s entrance into a customary confidentiality agreement with the Company’s independent accountants (if required thereby) provided that the Shareholder Representative and its accountants shall have no such right to receive copies of or have access to Parent’s or the Company’s internal correspondence or analysis to the extent they relate to a matter in dispute between the Shareholder Representative and Parent or the Company.

(iii) If a notice of disagreement is delivered in accordance with this Section 2.02(c), the Shareholder Representative and Parent shall, during the 30 days following such delivery, seek in good faith to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital.  At the end of such period, if the Shareholder Representative and Parent are unable to reach such agreement, they shall promptly cause Ernst & Young LLP, or, if such firm is unable or unwilling to act, such nationally recognized independent public accounting firm as shall be agreed upon in writing by the Shareholder Representative and Parent (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Referee”) to review the relevant portions of this Agreement, the Closing Statement and the disputed items or amounts for the purpose of calculating Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital.  In making such calculation, the Referee shall consider only those items or amounts in the Closing Statement and Parent’s calculation of Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital as to which the Shareholder Representative has disagreed in a notice of disagreement delivered in accordance with this Section 2.02(c).  The Referee shall deliver to the Shareholder Representative and Parent, as promptly as practicable (but in no event later than 30 days from the date of engagement of the Referee), a report setting forth its calculation of the Closing Cash, Closing Indebtedness, Closing Other Adjustments and Closing Net Working Capital; provided, however, that the Referee may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by one of the parties, in the case of Parent, in the Closing Statement or in the case of the Shareholder Representative, in the notice of disagreement delivered in accordance with this Section 2.02(c).  The costs and expenses of the Referee shall be borne in the same proportion that the aggregate dollar amount of such remaining disputed items so submitted to the Referee that are unsuccessfully disputed by Parent, on the one hand, and the Shareholder Representative, on the other hand, as finally determined by the Referee, bears to the total dollar amount of such remaining disputed items so submitted.

(iv) The scope of the disputes to be resolved by the Referee shall be limited to (A) whether the Closing Statement was prepared in accordance with the Balance Sheet Principles with respect to the matters that were submitted for resolution to the Referee and (B) whether there were mathematical errors in the Closing Statement. The Referee is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the notice of disagreement that was not submitted for resolution to the Referee, (B) any determination as to whether GAAP was followed for the Audited Balance Sheet or the Interim Balance Sheet, (C) any determination as to whether the Target Net Working Capital was properly calculated in accordance with the Balance Sheet Principles, (D) any determination as to the accuracy of Section 3.06 or any other representation or warranty in this Agreement, (E) any determination as to compliance by the Company, Sub, Parent or Shareholder Representative with any of its covenants in this Agreement, other than Section 2.02(c)(ii), or (F) any matter relating to the Financial Statements.

(v) The dispute resolution by the Referee under this Section 2.02(c) shall constitute an expert determination under New York CPLR Article 76 and shall not constitute an arbitration.  The determinations of the Referee as to any issue within its authority shall be final and binding, absent fraud, bad faith or manifest error.  Judgment may be entered upon the determination of the Referee in New York State Supreme Court or any other court having jurisdiction over the party against which such determination is to be enforced.

(d)  Net Adjustment Amount.  (i)  If the Net Adjustment Amount is positive, Parent shall, within five Business Days of the Net Adjustment Amount being finally determined pursuant to this Section 2.02, pay the Net Adjustment Amount to the Escrow Agent by wire transfer of immediately available funds to the bank account specified in accordance with the Escrow Agreement, and the Shareholder Representative and Parent shall promptly instruct the Escrow Agent to use such amount to pay (A) to the Shareholder Representative an amount equal to its expenses included in clause (ii) of the definition of “Other Adjustments”, and (B) to (x) each person (other than Parent, the Surviving Corporation and any Company Subsidiary) that immediately prior to the Effective Time held Company Common Stock (other than Dissenting Shares) that has surrendered Certificates in accordance with Section 2.04 and (y) each holder of a PHASAR or a PSU Award, an amount equal to the product of (1) such person’s Percentage Ownership and (2) the amount remaining after making the payment contemplated by clause (A) above.

(ii) If the Net Adjustment Amount is negative, the Shareholder Representative and Parent shall within five Business Days of the Net Adjustment Amount being finally determined pursuant to this Section 2.02 jointly instruct the Escrow Agent to pay to Parent, from the funds, if any, then constituting the Escrow Fund, an amount equal to the lesser of (1) the absolute value of the Net Adjustment Amount and (2) the Escrow Amount.

(e)  Certain Payments by Parent.  On the Closing Date at or prior to the Effective Time, Parent shall pay (i) to the Company by wire transfer to a bank account of the Company designated in writing by the Company at least two Business Days prior to the Closing Date, immediately available funds in an amount equal to the amount of cash the Surviving Corporation is obligated to pay pursuant to Section 2.05 on the Closing Date, (ii) to each lender or holder of the Indebtedness (other than any Included Acquisition Related Liabilities), on behalf of the Company or any Company Subsidiary that is an obligor thereunder, an amount necessary to repay all outstanding obligations under such Indebtedness (other than any Included Acquisition Related Liabilities) in accordance with the payoff letters delivered pursuant to Section 7.02(d)(iv), and (iii) to the Escrow Agent by wire transfer to the bank account designated in writing by the Escrow Agent at least two Business Days prior to the Closing Date, the Escrow Amount, which amount shall be held by the Escrow Agent in an escrow fund (the “Escrow Fund”), subject to the terms of the Escrow Agreement and this Agreement (including Articles II and IX).

(f)  Definitions.  For the purposes of this Agreement:

“Affiliated Group” means a group of persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Aggregate Grant Price” means the sum of all Grant Prices with respect to each PHASAR that is outstanding as of immediately prior to the Effective Time.

“Base Cash Consideration” means $1,625,000,000.

“Cash and Cash Equivalents” means the line item cash and cash equivalents from a consolidated balance sheet of the Company.

“Change in Control Payments” means the aggregate amount of all (i) change in control, bonus, retention or other similar payments that are payable by the Company or any of the Company Subsidiaries to any Company Personnel as a result of the consummation of the Transactions, including the LTIP Cash Incentive Payments, but excluding (A) all severance payments or benefits payable upon termination of a Company Personnel’s employment or service by the Company or any Company Subsidiary following the Effective Time, (B) the Phantom Equity Payments and (C) any payments in respect of the Company Deferred Compensation Plans, and (ii) the sum of (A) all the Phantom Dividend Amounts (if any) with respect to any PHASARs or PSU Awards granted prior to January 1, 2012, divided by 20 and (B) all the Phantom Dividend Amounts (if any) with respect to any PHASARs or PSU Awards granted on or after January 1, 2012.

“Company Affiliated Group” means any Affiliated Group that has the Company or any Company Subsidiary as its common parent.

“Company Incentive Plans” means the Company Long-Term Incentive Plan, amended and restated as of January 1, 2013, and the Company Board of Directors Long-Term Incentive Plan, amended and restated as of January 1, 2012.

“Current Assets” means the sum of the following line items from a consolidated balance sheet of the Company:  trade receivables; inventories; and other current assets.  Current Assets shall exclude:  Cash and Cash Equivalents, all assets relating to income Taxes (whether current or deferred), derivative assets, acquisition-related other current assets, any LIFO reserve, the Singapore Grant Receivable and any other adjustments reflected in Schedule A.

“Current Liabilities” means the sum of the following line items from a consolidated balance sheet of the Company: accounts payable; dividends payable (other than any dividends or distributions payable to holders of Company Common Stock on the Closing Date prior to the Effective Time); and accrued expenses.  Current Liabilities shall exclude Indebtedness, all liabilities relating to income Taxes, derivative liabilities, current portion of long-term incentive plan, accrued domestic international sales corporation commissions, any liabilities with respect to Other Adjustments, Excluded Acquisition Related Liabilities, Included Acquisition Related Liabilities, accrued restructuring and severance expenses, accrued retiree healthcare expenses, any amounts or liabilities with respect to Change in Control Payments, PHASARs and PSU Awards pursuant to Section 2.05 and, without duplication, any other adjustments reflected in Schedule A.

“Escrow Amount” means $75,000,000.

“Excluded Acquisition Related Liabilities” means the respective earn-out and other contingent payments liabilities related to the Healthinterlink Acquisition, Hubble Acquisition, Pediavision Acquisition and Scale-Tronix Acquisition, other than the Included Acquisition Related Liabilities.

“Grant Price” means, with respect to each PHASAR, the price per Phantom Share subject to such PHASAR that is subtracted from the deemed value per Phantom Share as of the exercise or deemed exercise of such PHASAR pursuant to the relevant Company Incentive Plan.

“Healthinterlink Acquisition” means the acquisition of the assets of Healthinterlink, LLC pursuant to that certain asset purchase agreement dated as of November 7, 2014, by and between Welch Allyn, Inc. and Healthinterlink, LLC.

“Hubble Acquisition” means the acquisition of Hubble Telemedical Inc. pursuant to that certain stock purchase agreement dated as of January 1, 2015 by and among Welch Allyn, Inc., the shareholders of Hubble Telemedical Inc. and Chuck Witkowski as shareholder representative.

“Included Acquisition Related Liabilities” means the earn-out and other contingent payment liabilities set forth on Schedule B.

“Indebtedness” means, with respect to the Company and the Company Subsidiaries, without duplication, and including accrued and unpaid interest and any prepayment premiums or penalties:  (i) the principal amount of obligations (A) for borrowed money or (B) evidenced by notes, debentures, bonds or other similar instruments or debt securities; (ii) all obligations issued or assumed as the deferred purchase price of property, assets or services, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business consistent with past practice); (iii) Included Acquisition Related Liabilities, (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction to the extent such letters of credit, banker’s acceptances and similar credit transactions have been drawn upon; (v) all obligations for the payment of rent under capitalized leases under GAAP; (vi) all obligations under any interest rate swap, forward contract or other hedging arrangement; (vii) all obligations of the type referred to in clauses (i) through (vi) above of other persons for which the Company or any Company Subsidiary has guaranteed (to the extent of such guarantee); (viii) all obligations of the type referred to in clauses (i) through (vii) above of other persons secured by any Lien on any property or asset of the Company or any Company Subsidiary, whether or not such obligation is assumed by the Company or any Company Subsidiary (with Indebtedness under this clause (viii) being limited, in the case of any such obligation of another person, to the lower of such obligation and the fair market value of the properties and assets securing the same) and (ix) liabilities related to the Welch Allyn family office, including the termination of any arrangement between the Company or any Company Subsidiary and the Welch Allyn family office; in all cases as measured as of immediately prior to the Closing for the Company and the Company Subsidiaries on a consolidated basis; provided, however, that Indebtedness shall not include any intercompany indebtedness between or among the Company and the Company Subsidiaries or any Excluded Acquisition Related Liabilities.

“LTIP Cash Incentive Amount” means, with respect to any LTIP Cash Incentive Award outstanding immediately prior to the Effective Time, an amount equal to the total cash amount (without withholding) that would be delivered to the holder of such award assuming the target achievement of the performance goals applicable to such award and assuming the satisfaction of all other conditions to such delivery.

“LTIP Cash Incentive Awards” means all awards granted pursuant to the Company Incentive Plans that provide for the payment of a fixed dollar amount that is determined based on the achievement of performance-based vesting requirements.

“Net Adjustment Amount” means (i) the amount by which Estimated Net Working Capital is less than Closing Net Working Capital as finally determined pursuant to this Section 2.02 (“Final Net Working Capital”), minus (ii) the amount by which Estimated Net Working Capital is greater than Final Net Working Capital, plus (iii) the amount by which Estimated Cash is less than Closing Cash as finally determined pursuant to this Section 2.02 (“Final Cash”), minus (iv) the amount by which Estimated Cash is greater than Final Cash, minus (v) the amount by which Estimated Indebtedness is less than Closing Indebtedness as finally determined pursuant to this Section 2.02 (“Final Indebtedness”), plus (vi) the amount by which Estimated Indebtedness is greater than Final Indebtedness, minus (vii) the amount by which Estimated Other Adjustments is less than Closing Other Adjustments as finally determined pursuant to this Section 2.02 (“Final Other Adjustments”), plus (viii) the amount by which Estimated Other Adjustments is greater than Final Other Adjustments.

“Net Working Capital” means Current Assets minus Current Liabilities.

“Other Adjustments” means the aggregate amount of all fees and expenses incurred by the Company or any Company Subsidiary (including those of the Shareholder Representative) in connection with this Agreement on or prior to the Closing Date that are unpaid as of the Closing Date (including financial, accounting and legal advisory fees, other professional fees and expenses).

“Parent Common Stock” means the shares of common stock, no par value per share, of Parent.

“Pediavision Acquisition” means the acquisition of the assets of Pediavision Holdings, LLC pursuant to that certain asset purchase agreement dated as of June 3, 2014, by and between Welch Allyn, Inc. and Pediavision Holdings, LLC.

“Per Share Cash Closing Consideration” means cash in U.S. dollars in an amount equal to the product of (i) (A) the Base Cash Consideration, plus (B) the Estimated Cash, minus (C) Estimated Indebtedness, minus (D) Estimated Other Adjustments, plus (E) Estimated Net Working Capital, minus (F) Target Net Working Capital, minus (G) the Escrow Amount, minus (H) the Change in Control Payments, minus (I) the Phantom Equity Payments (other than any portion of the Phantom Equity Payments deposited in the Escrow Account) and (ii) the Per Share Portion.

“Per Share Cash Consideration” means (i) cash in U.S. dollars in an amount equal to the product of (A) (1) the Base Cash Consideration, plus (2) the Final Cash, minus (3) Final Indebtedness, minus (4) Final Other Adjustments, plus (5) Final Net Working Capital, minus (6) Target Net Working Capital, minus (7) the Escrow Amount, minus (8) the Change in Control Payments, minus (9) the Phantom Equity Payments (other than any portion of the Phantom Equity Payments deposited in the Escrow Account) and (B) the Per Share Portion and (ii) the right to receive a portion of any cash remaining in the Escrow Fund upon the expiration of the indemnification provisions in Article IX in the amount and on the terms set forth in the Escrow Agreement.

“Per Share Merger Consideration” means the Per Share Cash Consideration plus the Per Share Stock Consideration.

“Per Share Phantom Cash Closing Consideration” means cash in U.S. dollars in an amount equal to the product of (i) (1) the amount set forth in clause (i) of the definition of “Per Share Cash Closing Consideration”, determined without giving effect to the adjustment described in clause (i)(I) thereof, plus (2) the Aggregate Grant Price and (ii) the Per Share Phantom Portion.

“Per Share Phantom Cash Consideration” means (i) cash in U.S. dollars in an amount equal to the product of (A) (1) the amount set forth in clause (i)(A) of the definition of “Per Share Cash Consideration”, determined without giving effect to the adjustment described in clause (A)(9) thereof, plus (2) the Aggregate Grant Price and (B) the Per Share Phantom Portion and (ii) the right to receive a portion of any cash remaining in the Escrow Fund upon the expiration of the indemnification provisions in Article IX in the amount and on the terms set forth in the Escrow Agreement.

“Per Share Phantom Merger Consideration” means cash in U.S. dollars in an amount equal to the sum of (i) the Per Share Phantom Cash Consideration and (ii) cash in U.S. dollars in an amount equal to the product of (A) the Stock Consideration Closing Value and (B) the Per Share Phantom Portion.

“Per Share Phantom Portion” means a fraction, the numerator of which is one, and the denominator of which is the sum of (a) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, including any Dissenting Shares and, excluding all shares of Company Common Stock held by Parent, Sub or the Company, (b) the number of Phantom Shares subject to each PHASAR that is outstanding and unexercised as of immediately prior to the Effective Time and (c) the number of Phantom Shares subject to each PSU Award that is outstanding as of immediately prior to the Effective Time; provided that, in the case of each PHASAR and each PSU Award granted prior to January 1, 2012, for purposes of determining the Per Share Portion, the number of Phantom Shares subject to such PHASAR or PSU Award, as applicable, shall be divided by 20.

“Per Share Portion” means a fraction, the numerator of which is one, and the denominator of which is the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, including any Dissenting Shares and excluding all shares of Company Common Stock held by Parent, Sub or the Company.

“Per Share Stock Consideration” means shares of Parent Common Stock in an amount equal to the product of (i) the Stock Consideration and (ii) the Per Share Portion.

“Percentage Ownership” means with respect to each person that immediately prior to the Effective Time holds shares of Company Common Stock, PHASARs or PSU Awards, the percentage set forth next to such person’s name on a schedule to be prepared by the Company and delivered to Parent on the Closing Date.

“Phantom Dividend Amount” means the sum of the amount per share of any dividends or other distributions that are paid directly or indirectly to holders of Company Common Stock on or following the date of this Agreement and are declared at or prior to the Effective Time including, without limitation, the amount per share of any distributions paid by or through Welch Allyn DISC, Inc., a Delaware corporation (the “DISC”), on or following the date of this Agreement and are declared at or prior to the Effective Time that are paid to holders of DISC Common Stock.

“Phantom Equity Payments” means the sum of (i) the PHASAR Payments and (ii) the PSU Payments.

“Phantom Share” means a hypothetical equivalent of (i) with respect to PHASARs and PSU Awards granted prior to January 1, 2012, a share of Company Class B Common Stock that has a value that is deemed to be equal to one-twentieth of the value of a share of Company Class B Common Stock and (ii) with respect to PHASARs and PSU Awards granted on or after January 1, 2012, a share of Company Class B Common Stock that has a value that is deemed to be equal to the value of a share of Company Class B Common Stock.

“PHASAR” means a stock appreciation right relating to Phantom Shares granted pursuant to the Company Incentive Plans.

“PSU Award” means a unit whose value is determined with reference to the full value of Phantom Shares and granted pursuant to the Company Incentive Plans.  For the avoidance of doubt, PSU Awards shall not include any deferred cash amounts deferred under any of the Company Deferred Compensation Plans in respect of previously vested PSU Awards whose value is no longer determined by reference to the value of a share of Company Class B Common Stock.

“Scale-Tronix Acquisition” means the acquisition of the assets of Scale-Tronix Inc. pursuant to that certain asset purchase agreement dated as of May 4, 2015, by and between Welch Allyn, Inc. and Scale-Tronix Inc.

“Singapore Grant Receivable” means any receivables of the Company or any Company Subsidiary due from the Singapore Economic Development Board pursuant to the Research Incentive Scheme for Companies (RISC) grant dated April 5, 2011, in respect of certain research and development activities of the Company and the Company Subsidiaries prior to the Closing Date.

“Stock Consideration” means  8,133,722 shares of Parent Common Stock.

“Stock Consideration Closing Value” means the product of (i) the number of shares comprising the Stock Consideration and (ii) the volume weighted average price per share of Parent Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the period commencing at the opening of trading on the New York Stock Exchange on the eleventh day prior to the Closing Date and ending at the close of trading on the second successive complete trading day prior to the Closing Date.

“Target Net Working Capital” means $56,100,000.

SECTION 2.03.  Escrow Agreement.  The same bank or trust company selected as Exchange Agent pursuant to Section 2.04 shall act as escrow agent (in that capacity, the “Escrow Agent”) in accordance with the terms of this Agreement and the escrow agreement, the form of which shall be attached hereto as Exhibit A (the “Escrow Agreement”). On the Closing Date, Parent, the Company and the Shareholder Representative shall enter into the Escrow Agreement with the Escrow Agent and Parent shall deposit with the Escrow Agent the Escrow Amount.

SECTION 2.04.  Exchange of Certificates.  (a)  Exchange Agent. Prior to the Effective Time, Parent shall select a bank or trust company, reasonably satisfactory to the Shareholder Representative, to act as paying agent (the “Exchange Agent”) for the payment of the Per Share Cash Closing Consideration and the Per Share Stock Consideration upon surrender in accordance with Section 2.04(b) of certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive the Per Share Merger Consideration (“Certificates”).  Subject to Section 2.04(b), Parent shall provide to the Exchange Agent immediately following the Effective Time (i) all the cash in U.S. dollars necessary to enable the Exchange Agent to pay the Per Share Cash Closing Consideration to each holder of Certificates and (ii) a sufficient number of shares of Parent Common Stock (whether represented in certificated or non-certificated book-entry form) to issue the aggregate Stock Consideration. From time to time as needed as reasonably determined by Parent, Parent shall deposit with the Exchange Agent cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.04(h).  All such cash and shares of Parent Common Stock deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund”.

(b)  Exchange Procedures. As soon as reasonably practicable after the date hereof, the Exchange Agent shall provide to each holder of Certificates (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, shall contain the provisions required by Section 6.10 and shall be in customary form and have such other provisions as Parent and the Shareholder Representative may specify (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates. Parent and the Shareholder Representative shall cooperate in preparing the Letter of Transmittal as soon as reasonably practicable following the date hereof, and once so prepared the Shareholder Representative may circulate the same to the persons expected to hold Company Common Stock as of the Effective Time. Upon surrender of a Certificate for cancelation to the Exchange Agent, together with a duly executed Letter of Transmittal, and such other documents as may reasonably be required by the Exchange Agent (including a properly executed IRS Form W-9) and subject to Section 2.04(g), the holder of such Certificate shall be entitled to receive in exchange therefor, as promptly as practicable following the Effective Time, (x) an amount of cash in U.S. dollars equal to the product of (A) the Per Share Cash Closing Consideration and (B) the number of shares of Company Common Stock that were represented by such Certificate immediately prior to the Effective Time, (y) the number of shares of Parent Common Stock equal to the product of (A) the Per Share Stock Consideration and (B) the number of shares of Company Common Stock that were represented by such Certificate immediately prior to the Effective Time and (z) any cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.04(h), and the Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.04, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration payable in accordance with Section 2.02(d) and this Section 2.04(b) and the Escrow Agreement. No interest will be paid or will accrue on any cash payment to holders of Certificates pursuant to this Article II.  Following surrender of any Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange for such Certificate (1) at the time of such surrender, the amount of any cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.04(h) and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Parent Common Stock and (2) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. Notwithstanding anything to the contrary in this Section 2.04, the cash deliverable under this Section 2.04(b) and Section 2.04(h) and the shares of Parent Common Stock deliverable under this Section 2.04(b) in respect of Certificates surrendered, together with a duly executed Letter of Transmittal, by the Shareholder Representative (whether for its own account or for the account of another holder of Certificates) on or before the Closing Date shall be delivered by the Exchange Agent directly to the Shareholder Representative as promptly as practicable following the Effective Time, in the case of any cash by wire transfer of immediately available funds.

(c)  No Further Ownership Rights in Company Common Stock.  The cash amounts paid and to be paid and the shares of Parent Common Stock issued and to be issued in respect of shares of Company Common Stock in accordance with the terms hereof shall be deemed to be paid in full satisfaction of all rights pertaining to any and all shares of capital stock of the Company, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock or any other capital stock of the Company that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)  Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holder of Certificates who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of its claim for Per Share Merger Consideration.

(e)  No Liability. None of the parties or the Exchange Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five years after the Effective Time or immediately prior to such earlier date on which Per Share Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f)  Withholding.  Each of Parent, the Surviving Corporation and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from any payment made hereunder, such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), or under any provision of Federal, state, local or foreign Tax Law. To the extent that amounts are so withheld from any payment, (i), such withheld amounts shall be paid over to the appropriate taxing authority and (ii) such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.  Each of Parent, the Surviving Corporation, the Company and the Shareholder Representative shall, and shall cause its affiliates to, cooperate in good faith to minimize any withholding that may apply to any payments described in this Section 2.04(f), including by the provision of any Tax forms or documentation that demonstrate the recipient’s eligibility for an exemption from or reduction of withholding.  Before making any such deduction and withholding with respect to the holder of any shares of Company Common Stock, the paying party shall give the payee party notice of its intention to make such deduction and withholding at least 10 days prior to the date on which such deduction or withholding is expected, in order for the payee party to obtain a reduction of or relief from such deduction or withholding. Parent is not aware of any amounts that are required to be deducted and withheld with respect to the holder of any shares of Company Common Stock as of the date hereof.

(g)  Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article II.

(h)  No Fractional Shares. No certificates representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to this Section 2.04, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates surrendered by such holder) shall receive, in lieu thereof, cash in an amount equal to such fractional amount multiplied by the volume weighted average price per share of Parent Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the period commencing at the opening of trading on the New York Stock Exchange on the eleventh day prior to the Closing Date and ending at the close of trading on the second successive complete trading day prior to the Closing Date.

SECTION 2.05.  Treatment of PHASARs, PSU Awards and LTIP Cash Incentives.  (a)  As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof administering the Company Incentive Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i) adjust the terms of all outstanding PHASARs, whether vested or unvested, as necessary to provide that at the Effective Time, each PHASAR outstanding immediately prior to the Effective Time shall be canceled and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (A) the number of Phantom Shares subject to such PHASAR as of immediately prior to the Effective Time, and (B) the excess, if any, of (1) in the case of any PHASAR granted prior to January 1, 2012, the Per Share Phantom Merger Consideration (divided by 20) over the Grant Price of such PHASAR and (2) in the case of any PHASAR granted on or after January 1, 2012, the Per Share Phantom Merger Consideration over the Grant Price of such PHASAR (the sum of all such payments, the “PHASAR Payments”);

(ii) adjust the terms of all outstanding PSU Awards as necessary to provide that, at the Effective Time, each PSU Award outstanding immediately prior to the Effective Time shall be canceled and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (A) the number of Phantom Shares subject to such PSU Award as of immediately prior to the Effective Time and (B) (1) in the case of any PSU Award granted prior to January 1, 2012, the Per Share Phantom Merger Consideration divided by 20 and (2) in the case of any PSU Award granted on or after January 1, 2012, the Per Share Phantom Merger Consideration (the sum of all such Payments, the “PSU Payments”);

(iii) adjust the terms of all outstanding LTIP Cash Incentive Awards as necessary to provide that, at the Effective Time, each LTIP Cash Incentive Award outstanding immediately prior to the Effective Time shall be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the LTIP Cash Incentive Amount (the sum of all such payments, the “LTIP Cash Incentive Payment”);

(iv) in the event the Company declares, sets aside or pays any dividends or other distributions directly or indirectly on shares of Company Common Stock, including, without limitation, any dividends or other distributions declared, set aside or paid by or through the DISC with respect to shares of DISC Common Stock, in each case, that are paid on or following the date of this Agreement and declared at or prior to the Effective Time, then solely for purposes of this Section 2.05, the amount of the Per Share Phantom Merger Consideration shall be deemed to increase by the Phantom Dividend Amount; and

(v) make such other changes to the Company Incentive Plans as the Company and Parent may agree are appropriate to give effect to the Transactions.

(b)  Parent shall, and shall cause the Surviving Corporation to, pay all amounts payable pursuant to this Section 2.05 at the following times:  (i) in the case of (A) the LTIP Cash Incentive Payment and (B) the portion of the Per Share Phantom Merger Consideration that relates to the Phantom Dividend Amount, the Per Share Phantom Cash Closing Consideration and the Stock Consideration Closing Value, on the Closing Date at or prior to the Effective Time, and (ii) in the case of the portion of the Per Share Phantom Merger Consideration that is paid to the Escrow Agent, at the times and subject to the terms and conditions set forth in Section 2.02(d) and Article IX, as applicable.  All amounts payable pursuant to this Section 2.05 shall be subject to Section 2.04(f) and, to the extent required in order to avoid any Taxes pursuant to Section 409A of the Code, shall be paid in a manner that, to the extent possible, satisfies Treasury Regulation Section 1.409A-3(i)(5)(iv).

(c)  The Company shall ensure that, following the Effective Time, no holder of a PHASAR or PSU Award (or former holder of a PHASAR or PSU Award) or any current or former participant in any Company Incentive Plan, Benefit Plan or Benefit Agreement shall have any right thereunder to acquire any capital stock of the Company, the Surviving Corporation or their Subsidiaries or any other equity interest therein (including “phantom” stock or stock appreciation rights).

(d)  No obligation of Parent or the Surviving Corporation to make a payment to a holder of a PHASAR, PSU Award or LTIP Cash Incentive Award (or former holder of a PHASAR, PSU Award or LTIP Cash Incentive Award) in respect of any such PHASAR, PSU Award or LTIP Cash Incentive Award held by such holder pursuant to this Section 2.05 shall be contingent or conditioned upon the delivery by such holder of any other document or instrument to Parent, the Exchange Agent or the Surviving Corporation prior to, at or following the Closing.

(e)  All holders of PHASARs, PSU Awards and LTIP Cash Incentive Awards shall be deemed third-party beneficiaries of, and shall have the right to enforce, this Section 2.05.

ARTICLE III

Representations and Warranties of the Company

As of the date hereof and as of the Closing Date, the Company represents and warrants to Parent and Sub that, except as set forth in the Company Disclosure Letter:

SECTION 3.01.  Organization, Standing and Power.  (a)  The Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, is not and would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.  The Company and each of the Company Subsidiaries are duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification necessary, except for such failures that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)  The Company has made available to Parent true and complete copies of (i) the certificate of incorporation of the Company, as amended (as so amended, the “Company Charter”) and (ii) the bylaws of the Company, as amended (as so amended, the “Company Bylaws”).

SECTION 3.02.  Company Subsidiaries; Equity Interests.  (a)  Section 3.02(a) of the Company Disclosure Letter lists each Company Subsidiary and its jurisdiction of organization.  All the outstanding equity interests of each Company Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable and are owned, beneficially and of record, by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens.  All of the outstanding equity interests of each Company Subsidiary have been offered, sold and issued in compliance with applicable Law, including federal and state securities laws.  No such equity interests are subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, including under any provision of applicable Law, the organizational documents of any Company Subsidiary or any Contract.

(b)  Except for its interests in the Company Subsidiaries, the Company and the Company Subsidiaries do not own, directly or indirectly, or have the right to acquire, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

SECTION 3.03.  Capital Structure.  The authorized capital stock of the Company consists of 157,442,600 shares of Company Common Stock, consisting of (a) 107,442,600 shares of Company Class A Common Stock and (b) 50,000,000 shares of Company Class B Common Stock.  At the Close of Business on June 16, 2015, 2015, (i) 107,186,027 shares of Company Class A Company Common Stock were issued and outstanding, (ii) 328,670 shares of Company Class B Common Stock were issued and outstanding, (iii)(A) 56,754,600 Phantom Shares are subject to outstanding PHASARs granted prior to January 1, 2012 and (B) 2,971,116 Phantom Shares are subject to outstanding PHASARs granted on or after January 1, 2012 and (iv)(A) 10,422,727 Phantom Shares are subject to outstanding PSU Awards granted prior to January 1, 2012 and (B) 1,878,696 Phantom Shares are subject to outstanding PSU Awards granted on or after January 1, 2012.  As of the date of this Agreement, all such outstanding equity is owned, beneficially and of record, as set forth on Section 3.03 of the Company Disclosure Letter.  All of the shares of Company Common Stock and other equity interests of the Company have been offered, sold and issued in compliance with applicable Law, including federal and state securities laws.  All outstanding shares of Company Common Stock and other equity interests are duly authorized, validly issued, fully paid and nonassessable and not subject to (other than as set forth in the Shareholders Agreement or the Voting Trust Agreement) or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, including under any provision of the NYBCL, the Company Charter, the Company Bylaws or any Contract.  There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).  Except as set forth above, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (1) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any Company Subsidiary or any Voting Company Debt or (2) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking.  There are no agreements to which the Company or any Company Subsidiary is a party, or among the holders of the Company Common Stock (other than the Shareholders Agreement and the Voting Trust Agreement), with respect to the voting of the Company Common Stock.  Other than the PHASARs and the PSU Awards, there are not any outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem, exchange or otherwise acquire any shares of capital stock or other equity interests of the Company or any Company Subsidiary.  No shares of Company Common Stock are held by any Company Subsidiary.

SECTION 3.04.  Authority; Execution and Delivery; Enforceability.  (a)  The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Escrow Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement and the Escrow Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Shareholder Approval.  The Company has duly executed and delivered this Agreement, and subject to obtaining the Company Shareholder Approval will duly execute and deliver the Escrow Agreement, and this Agreement constitutes, and the Escrow Agreement when executed and delivered will constitute, in each case its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity.

(b)  The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, duly and unanimously adopted resolutions (i) adopting this Agreement and approving the Transactions, (ii) determining that the terms of the Merger are fair to and in the best interests of the Company and its shareholders, (iii) submitting the Agreement to a vote of the Company’s shareholders, (iv) recommending that the Company’s shareholders adopt this Agreement (the “Company Recommendation”) and (v) declaring that this Agreement is advisable.  Such resolutions are in full force and effect and have not been rescinded.

(c)  The only vote of holders of any class or series of capital stock or other equity interests of the Company necessary to approve and adopt this Agreement and the Transactions in accordance with applicable Law, the Company Charter, the Company Bylaws, the Shareholders Agreement, the Voting Trust Agreement and any other Contract of the Company is (i) the adoption of this Agreement at a meeting of the shareholders of the Company by two-thirds of the votes of all outstanding shares of Company Class A Common Stock entitled to vote thereon in accordance with Section 903 of the NYBCL, (ii) the approval of the terms of this Agreement by written consent by the holders of more than 83% of the then outstanding shares of Company Class A Common Stock in accordance with Section II.A.(8). of the Shareholders Agreement and (iii) the approval of the terms of this Agreement by an affirmative vote of at least all but one of the Voting Trustees (as defined in the Voting Trust Agreement) in accordance with Section 9 of the Voting Trust Agreement  (the approvals in clause (i), (ii) and (iii), collectively, the “Company Shareholder Approval”).  The shares of Company Class A Common Stock deposited in the voting trust pursuant to the Voting Trust Agreement represent the number of votes of Company Common Stock sufficient to satisfy the Company Shareholder Approval.

SECTION 3.05.  No Conflicts; Consents.  (a)  Except as set forth on Section 3.05(a) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the Escrow Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of the Company or any Company Subsidiary under, require any notice under (the failure of which to deliver would constitute a material breach or default thereof) or consent or waiver of any person pursuant to, any provision of (i) the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any Material Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, or (iii) subject to the filings and other matters referred to in Section 3.05(b), in any material respect, any Judgment or Law applicable to the Company or any Company Subsidiary or their respective properties or assets, except with respect to clauses (ii) and (iii) as is not and would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.

(b)  No material consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, or notice to, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the Escrow Agreement or the consummation of the Transactions, other than (i) compliance with and filings under applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) the filing and recordation of appropriate merger documents as required by the NYBCL, (iii) such filings as may be required in connection with the Taxes described in Section 6.07 and (iv) such other items (A) that may be required under any applicable foreign Law, (B) required solely by reason of the participation of Parent (as opposed to any third party) in the Transactions or (C) are not and would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.

SECTION 3.06.  Financial Statements Supplied.  (a)  Section 3.06(a) of the Company Disclosure Letter sets forth true and complete copies of (i) the audited consolidated balance sheets of the Company as of December 31, 2012, 2013 and December 31, 2014 (the latter being the “Audited Balance Sheet”), and the related audited consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the fiscal years then ended, including, in each case, the notes thereto, and (ii) an unaudited consolidated balance sheet of the Company (the “Interim Balance Sheet”) as of April 4, 2015 and the related unaudited consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the quarter ended April 4, 2015 (such financial statements and notes contained therein in clauses (i) and (ii), collectively, the “Financial Statements”).  The Financial Statements (x) fairly present in all material respects the consolidated financial condition and the consolidated statements of income and comprehensive income, stockholders’ equity and cash flows of the Company and the Company Subsidiaries as of the respective dates of, and for the periods referred to in, the Financial Statements and (y) have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved, except as described in the notes thereto, and, in the case of unaudited Financial Statements, for the absence of footnotes, statement of stockholders’ equity and other presentation items and for normal year-end adjustments.

(b)  Neither the Company nor any Company Subsidiary has any material liabilities or obligations (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be included in a consolidated balance sheet (including, in the case of the audited annual consolidated balance sheet of the Company, the notes thereto), other than (i) liabilities and obligations disclosed on the Audited Balance Sheet or the Interim Balance Sheet and (ii)  liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet.

(c)  The Company has implemented and maintains a system of internal controls over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that provide reasonable assurance that (a) transactions are executed only in accordance with authorizations of management and directors and (b) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.  As of December 31, 2014, the Company was not aware of (i) any material significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls over financial reporting or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

SECTION 3.07.  Absence of Certain Changes; No Company Material Adverse Effect.  From the date of the Audited Balance Sheet to the date of this Agreement, (i) there has not been any Company Material Adverse Effect and (ii) the Company and each of the Company Subsidiaries has conducted its business, in all material respects, in the ordinary course of business consistent with past practice.

SECTION 3.08.  Real Property.   (a)  Section 3.08(a) of the Company Disclosure Letter lists by street address (i) all material real property owned by the Company or any Company Subsidiary (the “Company Owned Real Property”), including the name of the record owner thereof, and (ii) all material real property with respect to which the Company or any Company Subsidiary holds a leasehold interest or subleasehold interest (the “Company Leased Real Property” and together with the Company Owned Real Property, the “Company Real Property”).  The Company Real Property constitutes all material real property used by the Company and the Company Subsidiaries in the operation of the business as currently conducted. Except as set forth in Section 3.08(a) of the Company Disclosure Letter, (i) neither the Company nor any Company Subsidiary has mortgaged or assigned its interest in any Company Owned Real Property or entered into any leases, subleases or other material agreements relating to the use or occupancy of all or any portion of the Company Owned Real Property with any person (other than the Company or any Company Subsidiary), (ii) there are no outstanding rights of refusal or first offer or options to purchase any Company Owned Real Property, (iii) the improvements upon each Company Owned Real Property have been substantially maintained in accordance with commercially reasonable standards for the conduct of the business of the Company thereon and (iv) there are no condemnation or other proceedings in eminent domain pending or affecting any Company Owned Real Property.

(b)  The Company or one of the Company Subsidiaries owns good and insurable fee simple title to the Company Owned Real Property and holds a valid and binding leasehold interest in the Company Leased Real Property, in each case, free and clear of all Liens, except for Permitted Liens.

SECTION 3.09.  Taxes.  (a)  The Company and each of the Company Subsidiaries has, since January 1, 2013, complied with all Tax Laws, except as is not and would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.  The Company and each of the Company Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects.  All Taxes shown to be due on such Tax Returns, and all material Taxes otherwise owed, have been timely paid.

(b)  No deficiency with respect to any material Taxes has been asserted or assessed in writing against the Company or any Company Subsidiary, and no requests for waivers of the time to assess any such Taxes are pending.

(c)  There are no material Liens for Taxes on the assets of the Company or any Company Subsidiary except for Permitted Liens.

(d)  Neither the Company nor any Company Subsidiary is bound by any material agreement with respect to Taxes, other than an agreement solely among members of the Company Affiliated Group.  Neither the Company nor any Company Subsidiary has ever been a member of any Affiliated Group (other than a Company Affiliated Group).  Neither the Company nor any Company Subsidiary is liable for material Taxes of any other person (other than other members of a Company Affiliated Group) as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Laws), contractual liability, or otherwise (other than pursuant to customary provisions included in contracts, the primary purpose of which are not related to Taxes, entered into in the ordinary course of business such as leases, licenses, or credit agreements (“Ordinary Course Tax Provisions”)).  All amounts payable with respect to (or by reference to) Taxes pursuant to any Ordinary Course Tax Provisions have been timely paid in accordance with the terms of such contracts.

(e)  There are no material ongoing Federal, state, local or foreign audits or examinations of any Tax Return of the Company or any Company Subsidiary.  No deficiencies, audit examinations, refund litigation, proposed adjustments or matters in controversy for any Taxes (other than Taxes that are not yet due and payable or for amounts being contested in good faith) have been asserted, assessed or threatened, in writing, against the Company or any Company Subsidiary which have not been settled and paid.  None of the Company nor any Company Subsidiary has received in the past five (5) years a notice from any Governmental Entity that the Company or any Company Subsidiary is required to pay Taxes or file Tax Returns in a jurisdiction in which the Company or such Company Subsidiary does not file Tax Returns or pay Taxes.

(f)  The most recent Financial Statements reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof.

(g)  The Federal income Tax Returns of the Company and each of the Company Subsidiaries consolidated in such Tax Returns have been examined by and settled with the United States Internal Revenue Service, or have closed by virtue of the expiration of the relevant statute of limitations, for all years through 2010.

(h)  The Company and each Company Subsidiary has timely and properly withheld (i) all material required amounts from payments to its employees, agents, contractors, nonresidents, shareholders, lenders, and other persons and (ii) all material sales, use, ad valorem, and value added Taxes.  The Company and each Company Subsidiary has timely remitted all withheld Taxes to the proper Governmental Entity in accordance with all applicable Tax Laws.

(i)  The Company is not (and has never been) a “United States real property holding corporation” within the meaning of Section 897(c) of the Code.

(j)  None of the Company nor any Company Subsidiary has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request that is pending with any Governmental Entity that relates to material Taxes or Tax Returns of the Company or any Company Subsidiaries.  No power of attorney granted by the Company or any Company Subsidiary with respect to any material Taxes is currently in force.  Neither the Company nor any Company Subsidiary has executed or filed with any Governmental Entity any agreement or other document extending or having the effect of extending the statute of limitations for assessment, collection or other imposition of any Tax.

(k)  Neither the Company nor any Company Subsidiary has been, in the past five years, a party to a transaction reported or intended to qualify as a reorganization under Section 368 of the Code.  Neither the Company nor any Company Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares that was reported or otherwise constituted a distribution of shares under Section 355(i) of the Code in the two (2) years prior to the date of this Agreement.

(l)  Neither the Company nor any Company Subsidiary has engaged in any transaction that could affect the income Tax liability for any taxable year not closed by the applicable statute of limitations (i) that is a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of United States federal income tax” within the meanings of Sections 6662, 6662A, 6011, 6012, 6111, or 6707A of the Code or Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the Internal Revenue Service (irrespective of the effective dates).

(m)  Neither the Company nor any Company Subsidiary is subject to a Tax holiday or Tax incentive or grant in any jurisdiction (collectively, a “Tax Incentive”) that will terminate (or be subject to a clawback or recapture) as a result of the transactions contemplated by this Agreement.

(n)  Each of the Company's and each Company Subsidiary's “nonqualified deferred compensation plans” within the meaning of Section 409A of the Code has been operated in material compliance with Section 409A of the Code and the Treasury Regulations promulgated thereunder, including, prior to December 31, 2008, upon a good faith reasonable interpretation of Section 409A of the Code or the guidance issued by the U.S. Internal Revenue Service thereafter to the extent applicable, and no such “nonqualified deferred compensation plan” has resulted in any Company Personnel incurring income acceleration or Taxes under Section 409A of the Code.  Neither the Company nor any Company Subsidiary has agreed to pay, gross up, or otherwise indemnify any employee or contractor for any employment or income Taxes, including Taxes imposed under Sections 409A or 4999 of the Code.

(o)  Neither the Company nor any Company Subsidiary has an “excess loss account” with respect to stock owned in any Company Subsidiary.  Neither the Company nor any Company Subsidiary has any item of income, gain, loss, expense, or deduction that remains deferred under the intercompany transaction rules of Treasury Regulation Section 1.1502-13 (or similar provision of state, local, or non-U.S. Laws).

(p)  True, complete and accurate copies of (i) all income and other material Tax Returns filed for which the statute of limitations has not expired and (ii) all notices, information document requests (and written responses thereto), and other material correspondence received from (or sent to) any Governmental Entity with respect to any material ongoing audit or other proceeding regarding Taxes or Tax Returns of the Company or any Company Subsidiaries have been provided to Parent.

(q)  For purposes of this Agreement:

“Tax” or “Taxes”  includes all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, state, foreign, provincial, Federal or other Governmental Entity, including any income, receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, windfall profits, inventory, environmental (including Section 59A of the Code), estimated, alternative minimum or add-on, capital stock, license, withholding, payroll, employment, social security, unemployment, disability, excise, severance, stamp, occupation, property, customs duties, goods and services, registration, recording, premium and similar taxes, duties, levies, imposts, fees and charges of whatever kind imposed by any taxing authority, including all interest, penalties and additions imposed with respect to such amounts, in each case, whether disputed or not.

“Tax Returns” means all Federal, state, local, municipal, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms, claims for refund,  and information returns and statements relating to Taxes, including any schedules and attachments thereto and any amendments thereof.

(r)  This Section 3.09 (and, with respect to employee benefits related matters relating to Taxes, Section 3.10) constitutes the sole and exclusive representations and warranties of the Company in this Agreement with respect to Tax matters.

SECTION 3.10.  Employee Benefits.  (a)  Section 3.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of each material Benefit Plan in effect as of the date of this Agreement.  “Benefit Plan” means each (i) pension plan subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), or post-retirement or post-employment health or medical plan, program, policy or arrangement, (ii) bonus, incentive, perquisite, deferred compensation, nonqualified retirement, phantom equity or equity or equity-based compensation plan, program, policy or arrangement, (iii) severance, change in control, retention or termination plan, program, policy or arrangement, (iv) health, welfare, fringe benefit, life insurance, vacation or sick leave plan, program, policy or arrangement or (v) other compensation or benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any Company Subsidiary or any other person or entity that, together with the Company, is treated as a single employer under Section 414 of the Code (each, a “Commonly Controlled Entity”) for the benefit of any Company Personnel, or with respect to which the Company or any Company Subsidiary has any actual or contingent liability, other than any collective bargaining, collective or shop plan, program policy or arrangement or any similar such arrangement with any labor union, works council or other employee representative or any plan, program, policy or arrangement required by any applicable Law.

(b)  Section 3.10(b) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of each material Benefit Agreement in effect as of the date of this Agreement.  “Benefit Agreement” means each employment, consulting, bonus, incentive, deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other material Contract between the Company or any Company Subsidiary, on the one hand, and any Company Personnel, on the other hand, pursuant to which the Company or any Company Subsidiary has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for present or future services.

(c)  With respect to each material Benefit Plan and material Benefit Agreement, the Company has made available to Parent, as applicable, complete and accurate copies of (i) such Benefit Plan or Benefit Agreement, including any amendment thereto, other than any Benefit Plan or Benefit Agreement that the Company or any Company Subsidiary is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, provided that the Company or such Company Subsidiary shall take commercially reasonable efforts to provide copies of any such Benefit Plans or Benefit Arrangements in accordance with any such applicable Laws, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (iv) the most recent annual reports on Form 5500 required to be filed with the U.S. Internal Revenue Service with respect thereto and (v) the most recent U.S. Internal Revenue Service determination or opinion letter.

(d)  Each material Benefit Plan and material Benefit Agreement (and any related trust or other funding vehicle) has been administered in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Laws.

(e)  None of the Company, any Company Subsidiary or any Commonly Controlled Entity has during the last six years sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, (i) any Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, or is otherwise a defined benefit plan, (ii) any multiemployer plan (as such term is defined in Sections 3(37) and 4001(a)(3) of ERISA), (iii) any multiple employer plan (as such term is defined in Section 413(c) of the Code), or (iv) any multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).  No material Benefit Plan or material Benefit Agreement provides health, medical or other welfare benefits after retirement, other than (i) continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Law, or (ii) coverage or benefits the future cost of which is borne by the employee or former employee.

(f)  For the purposes of this Agreement, “Company Personnel” means any current or former director, officer, employee or individual independent contractor of the Company or any Company Subsidiary.

(g)  Neither the Company nor any Commonly Controlled Entity, nor, to the knowledge of the Company, any other “disqualified person” or “party in interest” (as such terms are defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively), has breached the fiduciary rules of ERISA or has engaged in a non-exempt prohibited transaction with respect to any Benefit Plan that would be reasonably likely to subject the Company to a material Tax or penalty imposed under Section 4975 of the Code or Section 502(i) or (l) of ERISA.

(h)  Neither the Company nor any of the Company Subsidiaries has received notice of any material action, claim, complaint, investigation, petition, suit or other proceeding in law or in equity pending and, to the Company’s knowledge, no such action, claim, complaint, investigation, petition, suit or other proceeding is threatened against any Benefit Plan or the assets of any Benefit Plans (other than routine claims for benefits) and, to the Company’s knowledge, no facts or circumstances exist that would reasonably be expected to give rise to any such action, claim, complaint, investigation, petition, suit, or other proceeding.

(i)  Each Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination or opinion letter from the U.S. Internal Revenue Service as to such qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code and, to the Company’s knowledge, nothing has occurred since the date of such determination or opinion letter or is reasonably expected to occur that would reasonably be expected to adversely affect such qualification or tax-exempt status.

(j)  The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any Company Personnel to severance pay or any other material payment or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such individual or require any contributions or payments to fund any obligations under any Benefit Plan or Benefit Agreement.  There is no Contract, agreement, plan or arrangement covering any current or former employee or independent contractor of the Company or any Company Subsidiary that, individually or collectively, could give rise to (or already has resulted in) a payment or provision of any other benefit (including accelerated vesting) by the Company or any Company Subsidiary that could not be deductible by reason of Section 280G of the Code or could be subject to an excise Tax under Section 4999 of the Code.

(k)  With respect to each material Benefit Plan or material Benefit Agreement that primarily provides benefits or compensation to non-United States employees and is maintained subject to the Laws of any jurisdiction outside of the United States (each, a “Foreign Plan”), except as would not result in any material liability to the Company and the Company Subsidiaries, taken as a whole: (i) if a Foreign Plan is intended to qualify for special Tax treatment, such plan meets all requirements for such treatment; (ii) the fair market value of the assets of each funded Foreign Plan or the book reserve established for any Foreign Plan, as applicable, together with any accrued contributions, with respect to all current and former participants under such Foreign Plan meets or exceeds the level required by applicable Law, according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan; and (iii) each Foreign Plan required to be registered pursuant to applicable Law is registered, has been maintained in good standing with the applicable Governmental Entity and has been approved by the applicable taxation authorities to the extent such approval is required.

(l)  Section 3.10(l) of the Company Disclosure Letter sets forth as of the date hereof a complete and accurate list of all outstanding LTIP Cash Incentive  Awards.  Each of the Company Deferred Compensation Plans is fully funded.

(m)  This Section 3.10, together with Section 3.09(n),  constitute the sole and exclusive representations and warranties of the Company with respect to any employee benefit related matters, including with respect to Benefit Plans and Benefit Agreements.

SECTION 3.11.  Labor and Employee Matters.   (a)  Section 3.11 of the Company Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of all material CBAs in effect as of the date of this Agreement.  “CBA” means any collective bargaining or other labor union Contract applicable to any employees of the Company or any Company Subsidiary.  The Company has made available to Parent copies of such CBAs.

(b)  As of the date of this Agreement:  (i) there is not any labor strike, dispute (other than routine individual grievances), work stoppage or lockout pending or, to the knowledge of the Company, threatened, against or affecting the Company or any Company Subsidiary; (ii) to the knowledge of the Company, no union organizational campaign is in progress with respect to the employees of the Company or any Company Subsidiary and no question concerning representation of such employees exists; (iii) there are not any material unfair labor practice charges or complaints against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened, before the National Labor Relations Board; and (iv) neither the Company nor any Company Subsidiary has received any material written or oral communication since January 1, 2013 of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Company or any Company Subsidiary and, to the knowledge of the Company, no such investigation is in progress.

(c)  Except as would not and would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2013, each of the Company and the Company Subsidiaries has been in compliance with the terms of the CBAs and all applicable Laws pertaining to employment, employment practices and the employment of labor, including all such Laws relating to labor relations, equal employment opportunities, fair employment practices, prohibited discrimination or distinction, consultation and/or information, wages, hours, safety and health and workers’ compensation (collectively, “Employment Law”).  From January 1, 2013 to the date of this Agreement, there has been no material claim, suit, action, litigation, arbitration, audit, examination, governmental investigation or proceeding (“Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary under any Employment Law. As of the date of this Agreement, there are no material Judgments outstanding against the Company or any Company Subsidiary under any Employment Law.

(d)  This Section 3.11, together with Sections 3.10 and 3.16, constitute the sole and exclusive representations and warranties of the Company with respect to any employment and labor-related matters.

SECTION 3.12.  Litigation.  From January 1, 2013 to the date of this Agreement, there has not been any material Action pending, settled or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary.  As of the date of this Agreement there are no material Judgments outstanding against the Company or any Company Subsidiary.  This Section 3.12 does not relate to matters with respect to compliance with Healthcare Laws, which are the subject of Section 3.13.

SECTION 3.13.  Compliance with Applicable Laws.   (a)  The Company and each Company Subsidiary is, and has been since January 1, 2013, in compliance with all applicable Laws, including the Healthcare Laws, except as is not and would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.  For the purposes of this Agreement, “Healthcare Laws” means (i) the FDCA (including applicable registration and listing requirements set forth in Section 510 of the FDCA), (ii) the Physician Payments Sunshine Act, (iii) federal and state criminal and civil Laws (including the federal Anti-Kickback Statute, the False Claims Act and the Healthcare Insurance Portability and Accountability Act of 1996), (iv) any comparable foreign Law for any of the foregoing and (v) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time.

(b)  Each of the Company and the Company Subsidiaries holds all material Governmental Authorizations under the Healthcare Laws that are necessary for the lawful operation of the business of the Company and the Company Subsidiaries, including (i) all material authorizations under the FDCA, and (ii) material authorizations of any applicable Governmental Entity that are concerned with the quality, identity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, pricing, import or export of each product that is or has been manufactured, distributed, marketed or sold by or on behalf of the Company or any of the Company Subsidiaries (each such product, a “Company Product”) necessary for the lawful operation of the businesses of the Company or any of the Company Subsidiaries in each jurisdiction in which the Company and the Company Subsidiaries operate (the “Company Regulatory Permits”).  All such Company Regulatory Permits are valid and in full force and effect and the Company and the Company Subsidiaries are in compliance in all material respects with the terms of all Company Regulatory Permits.

(c)  Since January 1, 2013, all material reports, documents, claims, permits, adverse event reports, notices, registrations and applications required to be filed, maintained or furnished to the FDA or any other Governmental Entity by the Company and the Company Subsidiaries have been so filed, maintained or furnished.  All such material reports, documents, claims, permits, adverse event reports, notices, registrations and applications were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).  Since January 1, 2013, neither the Company nor any of the Company Subsidiaries, nor any officer, employee or agent of the Company or any of the Company Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed a material act, made a material statement, or failed to make a material statement, in each such case, related to the business of the Company or any of the Company Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Governmental Entity to invoke any similar policy.

(d)  Since January 1, 2013, neither the Company nor any of the Company Subsidiaries, nor any officer or employee of the Company or any of the Company Subsidiaries, has been excluded from participation in any federal health care program or, to the knowledge of the Company, convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, or any similar Law or program or has been convicted of or charged with any violation of Law related to fraud, theft, embezzlement, breach of fiduciary duty, financial misconduct, obstruction of an investigation or controlled substances applicable in jurisdictions in which material quantities of any of the Company Products are sold in connection with the business of the Company or any of the Company Subsidiaries.

(e)  Since January 1, 2013, neither the Company nor any of the Company Subsidiaries has voluntarily or involuntarily initiated, conducted or issued, caused to be initiated, conducted, issued or received any material recall, field corrective action, market withdrawal or replacement, safety alert, warning, warning letter, “dear doctor” letter, investigator notice, Form FDA-483, seizure, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients or from the FDA relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product. Neither the Company nor, to the knowledge of the Company, the FDA is currently considering initiating, conducting or issuing any recall of or any other similar action with regard to any Company Product.

(f)  Without limiting the generality of Section 3.13(a) above, since January 1, 2013, neither the Company nor any of the Company Subsidiaries, nor any director, officer, employee or agent of the Company or any of the Company Subsidiaries, nor, to the knowledge of the Company, any distributor, consultant or other person acting on behalf of the Company or any Company Subsidiary, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses, (ii) made, authorized, solicited or received any bribe, unlawful rebate, payoff, influence payment or kickback, (iii) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) violated or is violating in any respect the United States Foreign Corrupt Practices Act, the UK Bribery Act 2010 or any other anti-corruption or anti-bribery Law or requirement applicable to the Company or any of the Company Subsidiaries, (v) directly or indirectly, made, offered, authorized, facilitated, or promised any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to any (A) official or employee of a Governmental Entity, (B) officer or employee of a government-owned or -controlled enterprise, (C) political party, political official or candidate for political office, (D) officer or employee of a public international organization, (E) other person acting in an official capacity for or on behalf of any such Governmental Entity, enterprise, party or organization, (F) health care professional or (G) officer, director, employee, agent or representative of another company or organization without that company’s or organization’s knowledge and consent, in each case in order to induce the recipient to violate a lawful duty, improperly influence a decision or secure any other improper advantage, (vi) been under administrative, civil or criminal investigation, indictment, information, suspension, debarment or audit in connection with alleged or possible violations of any Law that prohibits bribery, corruption, fraud or other improper payments or (vii) received notice from, or made a voluntary disclosure to, the United States Department of Justice, the SEC, the UK Serious Fraud Office, or any other Governmental Entity regarding alleged or possible violations of any Law that prohibits bribery, corruption, fraud, or other improper payments.

(g)  Notwithstanding anything to the contrary in this Agreement, this Section 3.13 does not relate to matters with respect to Taxes, which are the subject of Section 3.09, employee benefit related matters, which are the subject of Section 3.10, labor and employment matters, which are the subject of Section 3.11, or environmental matters, which are the subject of Section 3.14.

SECTION 3.14.  Environmental Matters.  Except for such matters set forth in Section 3.14 of the Company Disclosure Letter and except as identified by the Parent Phase Is, (i) the Company and the Company Subsidiaries are and since January 1, 2013, have been in compliance with all applicable Laws governing the protection of the environment (“Environmental Laws”), except as is not and would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole, (ii) the Company and each Company Subsidiary have obtained and are in material compliance with all material Governmental Authorizations pursuant to Environmental Laws necessary for their respective operations as currently conducted, (iii) there are no material suits, actions or proceedings pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiaries alleging a violation of or liability under any Environmental Laws or Environmental Permits or related to a release of hazardous or toxic substances (“Environmental Proceedings”), (iv) to the knowledge of the Company, the Company has not released hazardous or toxic substances at any Company Real Property that has resulted in, or would reasonably be expected to result in, material liability under Environmental Laws, (v) neither the Company nor any Company Subsidiary is subject to any material Judgment pursuant to Environmental Laws, (vi) the Company has disclosed all material information known (at the time of the relevant application or renewal) to the Company or the Company Subsidiaries regarding the environmental condition of any Company Real Property covered under that certain Pollution and Remediation Legal Liability Policy number PEC000663605 and all prior renewals and issuances thereof (the “Environmental Insurance Policy”) to XL America, Inc. Insurance Group and Greenwich Insurance Company in the application for and renewal of the Environmental Insurance Policy; and (vii) as of the date of this Agreement, neither the Company nor any Company Subsidiary has made any claim, or has received or is currently seeking any payment, under or against the Environmental Insurance Policy.  This Section 3.14 constitutes the sole and exclusive representations and warranties of the Company or any Company Subsidiary with respect to any environmental matters.  As used herein, “Environmental Permits” means all Governmental Authorizations required under any Environmental Laws for the operation of the Company and the Company Subsidiaries.

SECTION 3.15.  Governmental Authorizations.  Each of the Company and each Company Subsidiary maintains each material authorization, license, permit, franchise, certificate or other material approval issued or granted by or under the authority of any Governmental Entity or pursuant to any applicable Law (the “Governmental Authorizations”) necessary to lawfully conduct and operate its business in the manner it is currently conducted.  The Company and the Company Subsidiaries are in compliance in all material respects with all such Governmental Authorizations as of the date hereof, except as is not and would not reasonably be expected to be material to the business of the Company and the Company Subsidiaries, taken as a whole.  From the date of the Audited Balance Sheet to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice or other written communication from any Governmental Entity regarding (i) any actual or alleged material violation of or material failure to comply with any term or requirement of such Governmental Authorization or (ii) any actual, proposed or potential revocation, suspension, cancelation or termination of, or modification to any such Governmental Authorization.

SECTION 3.16.  Material Contracts; No Defaults.  (a)  Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list of each of the following Contracts and agreements to which the Company or any Company Subsidiary is party or is bound as of the date hereof, excluding the Benefit Plans, Benefit Agreements and CBAs (each Contract or agreement required to be listed on Section 3.16(a) of the Company Disclosure Letter being a “Material Contract”):

(i) any joint venture, partnership or other similar agreement;

(ii) any Contract or agreement requiring capital expenditures in the aggregate amount of at least $2,500,000 under such Contract or agreement;

(iii) any Contract relating to Indebtedness of the Company or any Company Subsidiary, including the Revolving Credit Agreement;

(iv) any Contract (A) limiting or purporting to limit in any respect the right of the Company or any Company Subsidiary to engage in any line of business or business in any territory, to develop, market, distribute products or services, or to compete with any person or (B) granting any exclusive distribution rights or establishing an exclusive sale or purchase obligation with respect to any product or any geographic location;

(v) any Contract for the purchase of goods or services under which the Company or a Company Subsidiary is required to make payments in excess of $2,500,000 per annum or $10,000,000 in the aggregate;

(vi) any Contract for the delivery of goods or provision of services for a third party by the Company or a Company Subsidiary under which the aggregate consideration involved is in excess of $2,500,000 per annum or $10,000,000 in the aggregate;

(vii) any Contract entered into since January 1, 2013 relating to the acquisition or disposition by the Company or any Company Subsidiary of any business, assets or capital stock or other equity interests of any other person in which the aggregate consideration involved is in excess of $2,500,000;

(viii) any Contract entered into in connection with an acquisition or disposition of a business that provides for indemnification, “earn-out” or other contingent payment obligations of the Company or any Company Subsidiary after the date hereof (other than any such Contracts relating to the Transactions);

(ix) any Contract or other arrangement with (A) any holder of Company Common Stock or any affiliate of any such holder (other than the Company or a Company Subsidiary) or (B) any current officer or director of the Company, a Company Subsidiary, any holder of Company Common Stock or any affiliate of any such holder (other than, in each case (x) agreements that will terminate prior to the Closing and (y) this Agreement);

(x) any agreement under which the Company or any Company Subsidiary leases or otherwise has the right to use any Company Leased Real Property;

(xi) any Contract, including any license agreement, with respect to any Company Intellectual Property that is material to the business of the Company or the Company Subsidiaries; and

(xii) any warranty agreement with respect to products sold by the Company or any Company Subsidiary (other than customary warranties provided to customers in the ordinary course of business).

(b)  Each Material Contract (i) is in full force and effect, and (ii) is a legal, valid and binding agreement of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, the counterparties thereto and is enforceable against the Company or such Company Subsidiary, as applicable, and, to the knowledge of the Company, the counterparties thereto in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity.  Neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any counterparty thereto is in material breach of, or default in any material respect under (and no event has occurred that with notice or the lapse of time, or both, would constitute a material breach or default in any material respect by the Company or any Company Subsidiary or, to the knowledge of the Company, any counterparty), any Material Contract.  The Company has made available to Parent a true and complete copy of each Material Contract.

SECTION 3.17.  Intellectual Property.  (a)  Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of all registrations and applications for material Intellectual Property, owned by the Company or any Company Subsidiary (“Registered Company IP”); in each case, listing, as applicable, (i) the jurisdiction where such registration or application was filed, and (ii) the registration or application numbers therefor. All Registered Company IP is subsisting and, to the knowledge of the Company, is valid and enforceable.  The Company or a Company Subsidiary is the sole and exclusive owner of, or has the valid right to use, all material Intellectual Property used in the conduct of its business (“Company Intellectual Property”) free and clear of all Liens other than Permitted Liens.

(b)  None of the Company or the Company Subsidiaries has granted any license relating to any Company Intellectual Property, except non-exclusive licenses in the ordinary course of business. Section 3.17(b) of the Company Disclosure Letter sets forth all Contracts under which the Company or any of the Company Subsidiaries are granted rights to any Intellectual Property of any third party solely to the extent such Intellectual Property is material to the business of the Company and the Company Subsidiaries, except for standard off-the-shelf software license agreements, including so-called “shrink-wrap” or “click-through” license agreements relating to computer software licensed to the Company or a Company Subsidiary in the ordinary course of business (“Standard Software”).

(c)  The conduct of the business of the Company and the Company Subsidiaries as presently conducted does not violate or infringe the Intellectual Property of any other person. Since January 1, 2013, none of the Company and the Company Subsidiaries has received any written communication from any person alleging that the Company or any Company Subsidiary violated any rights relating to Intellectual Property of any person.

(d)  No claims are pending or, to the knowledge of the Company, threatened, as of the date of this Agreement, against the Company or any Company Subsidiary by any person (i) claiming that the Company or any Company Subsidiary is infringing or otherwise violating or has infringed or otherwise violated any Intellectual Property of such person, or (ii) challenging the ownership, validity, enforceability or use in the business of the Company and the Company Subsidiaries of any Company Intellectual Property.  To the knowledge of the Company, there is no ongoing infringement, misappropriation or other violation of any Intellectual Property owned by the Company or any Company Subsidiary.  The consummation of the Transactions will not impair the right, title or interest of the Company or any Company Subsidiary in or to any material Company Intellectual Property.

(e)  All material Technology of the Company and the Company Subsidiaries has been maintained in confidence in accordance with protection procedures customarily used in the industry to protect rights of like importance.

(f)  Neither the Company nor any Company Subsidiary has received any written notice since January 1, 2013 from any Governmental Entity alleging that the Company or any Company Subsidiary has failed to comply in any material respect with any applicable Law, in each case relating to the security of consumer information or data security and the Company has no knowledge of any such failure.

(g)  In this Agreement:

“Intellectual Property”  means patents and patent applications (including all reissues, reexaminations, provisionals, divisions, continuations, continuations-in-part, extensions, counterparts and utility models); trademarks, service marks, trade names, business names, brand names, trade dress, domain names, registrations and applications for any of the foregoing and all goodwill associated with any of the foregoing; copyrights, copyright registrations, copyright applications, designs, and design registrations; and Technology.

“Technology” means all trade secrets, confidential information, inventions and know-how including processes, procedures, research records, records of inventions and test information.

SECTION 3.18.  Brokers.  No broker, investment banker, financial advisor or other person, other than Barclays Capital Inc., the fees and expenses of which will be paid by the Company and included in the calculation of Final Other Adjustments, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and other Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

SECTION 3.19.  Affiliate Transactions.  (a)  Since January 1, 2013, no payments (including dividends, distributions, loans, service or trade payments, salary, bonuses, payments under any management or consulting agreement, or otherwise) have been made to or received from the Company or any Company Subsidiary, on the one hand, and any of the Company Affiliates, any holders of Company Common Stock or any affiliates of any such holders (other than the Company or a Company Subsidiary), or any current officer or director of the Company or a Company Subsidiary, on the other hand, except for (i) payments made in connection with any such person’s employment by, or service as a director or consultant of, the Company or any Company Subsidiary (including normal salary and bonus and payments of benefits under Benefit Plans) or (ii) payments received in such person’s capacity as a holder of Company Common Stock.

(b)  No Company Affiliate, holder of Company Common Stock or any affiliate of any such holder (other than the Company or a Company Subsidiary), or any current officer or director of the Company or a Company Subsidiary: (i) owns any property or right, tangible or intangible (including Intellectual Property) that is material to the operation of the business of the Company or any Company Subsidiary or (ii) is party to any material Contract (other than in connection with such person’s employment by, or service as a director or consultant of, the Company or any Company Subsidiary) with the Company or any Company Subsidiary that is not terminable by the Company or such Company Subsidiary without payment or penalty.

SECTION 3.20.   Assets and Properties.  (a)  Except for assets disposed of in the ordinary course of business consistent with past practice, the Company and each Company Subsidiary has good and valid title to each item of material equipment and other material tangible personal property reflected on the Interim Balance Sheet as owned by the Company and each Company Subsidiary, free and clear of all Liens, except for Permitted Liens.

(b)  The assets and properties of the Company and the Company Subsidiaries constitute all of the assets and properties necessary to conduct the business and operations of the Company and the Company Subsidiaries in all material respects as currently conducted and are sufficient to allow Parent and its affiliates (including the Company and the Company Subsidiaries, after the Closing) to conduct the business and operations of the Company and the Company Subsidiaries in all material respects as currently conducted immediately following the Closing.

SECTION 3.21.  Customers and Suppliers. Section 3.21 of the Company Disclosure Letter sets forth a true and complete list of the names of the 15 largest customers (measured by dollar amount of the Company’s sales) and the 15 largest suppliers (measured by dollar amount of the Company’s purchases) of the Company and the Company Subsidiaries and the dollar amount of purchases or sales which each such customer or supplier represented for the fiscal year ended December 31, 2014.

SECTION 3.22.  Insurance. All material insurance policies of the Company are valid, binding and in full force and effect.  Neither the Company nor any Company Subsidiary has received any written notice of cancellation or non-renewal of any such policies or binders nor, to the knowledge of the Company, is the termination of any such policies or binders threatened.  There are no material Actions pending under any such policies or binders as to which coverage has been questioned, denied or disputed by the underwriters of such policies or binders, and all claims and losses of the Company and the Company Subsidiaries have been properly reported to the underwriters of such policies or binders.

SECTION 3.23.  Product Liability.  Section 3.23 of the Company Disclosure Letter contains a description of all product liability claims and similar Actions relating to Company Products manufactured or sold, or services rendered by the Company or any Company Subsidiary, which are pending or which, to the knowledge of the Company, are threatened, as of the date hereof.  Since January 1, 2013, there have been no citations, decisions, adjudications or written statements by any Governmental Entity or consent decrees stating that any Company Product is defective or unsafe or fails to meet any standards promulgated by any such Governmental Entity.  Except as set forth in Section 3.23 of the Company Disclosure Letter, (a) from January 1, 2013 to the date of this Agreement, none of the Company Products has been the subject of any material replacement, field fix or retrofit, modification or recall campaign by the Company or any Company Subsidiary, and (b) to the knowledge of the Company, no facts or conditions related to any Company Product exist which could reasonably be expected to result in (i) such a recall campaign or (ii) material liability for returns or other product liability claims with respect to any Company Product.

ARTICLE IV

Representations and Warranties of Parent and Sub

As of the date hereof and as of the Closing Date, each of Parent and Sub jointly and severally represent and warrant to the Company as follows:

SECTION 4.01.  Organization, Standing and Power.  Each of Parent and Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent or Sub to perform its obligations under this Agreement or on the ability of Parent or Sub to consummate the Transactions (any such material adverse effect, a “Parent Material Adverse Effect”).  Parent and each of its subsidiaries are duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.02.  Sub and Parent.  (a)  Since the date of its incorporation, Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b)  The authorized capital stock of Sub consists of 200 shares of common stock, par value $0.01 per share, 100 shares of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien, other than Permitted Liens.

SECTION 4.03.  Authority; Execution and Delivery; Enforceability.  Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Escrow Agreement and to consummate the Transactions.  The execution and delivery by each of Parent and Sub of this Agreement and the Escrow Agreement and the consummation by each of them of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Sub.  Parent, as sole stockholder of Sub, has adopted this Agreement.  Each of Parent and Sub has duly executed and delivered this Agreement, and will duly execute and deliver the Escrow Agreement, and this Agreement constitutes, and the Escrow Agreement when executed and delivered will constitute, in each case its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity.  No vote of holders of any class or series of capital stock of Parent is necessary in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

SECTION 4.04.  No Conflicts; Consents.  (a)  The execution and delivery by each of Parent and Sub of this Agreement and the Escrow Agreement (as applicable), do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its subsidiaries under, any provision of (i) the charter or organizational documents of Parent or any of its subsidiaries, (ii) any material Contract to which Parent or any of its subsidiaries is a party or by which any of their respective properties or assets is bound, or (iii) subject to the filings and other matters referred to in Section 4.04(b), any material Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)  No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions other than (i) compliance with and filings under the HSR Act, (ii) the filing and recordation of appropriate merger documents as required by the NYBCL, (iii) compliance with and such filings as may be required under applicable environmental Laws, (iv) such filings as may be required in connection with the Taxes described in Section 6.07, and (v) such other items (A) that may be required under any applicable foreign Law, (B) that are required solely by reason of the participation of the Company (as opposed to any third party) in the Transactions or (C) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.05.  Brokers.  No broker, investment banker, financial advisor or other person, other than Goldman, Sachs & Co., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent.

SECTION 4.06.  Financing.  Parent and Sub have delivered to the Company complete and correct copies of (i) the executed commitment letter (together with all exhibits, annexes and schedules, if any), dated as of the date hereof, from Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC (the “Commitment Letter”) to provide, subject only to the terms and conditions expressly set forth therein, debt financing in the aggregate amounts set forth therein (the “Financing”), and (ii) any fee letter (which may be redacted in a customary manner) in connection with the Financing.  As of the date hereof, the Commitment Letter has not been amended or modified, no such amendment or modification is presently contemplated (other than joinders to bring in additional commitment parties), and the obligations and commitments contained therein have not been withdrawn or rescinded in any respect.  As of the date hereof, the Commitment Letter is in full force and effect and is the valid, binding and enforceable obligations of Parent, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity.  The fee letter does not contain any terms that could adversely affect the conditionality, enforceability, timing, availability, termination or aggregate principal amount of the Financing.

SECTION 4.07.  Litigation.  As of the date of this Agreement there is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor are there any Judgments outstanding against Parent or any of its subsidiaries that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.08.  Compliance with Applicable Laws.  To the knowledge of Parent, Parent and its subsidiaries are in compliance with all applicable Laws in connection with the operation of their business, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.09.  Parent SEC Reports; Financial Statements.  (a)  Parent has filed or furnished, as applicable, (i) its annual report on Form 10-K for the fiscal years ended September 30, 2014 and 2013 and (ii) all other forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Securities Exchange Act or the Securities Act since January 1, 2015 (collectively, the “Parent SEC Reports”). As of its respective date, and, if amended, as of the date of the last such amendment, each Parent SEC Report complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act and any rules and regulations promulgated thereunder applicable to Parent SEC Report. As of its respective date, and, if amended, as of the date of the last such amendment, no Parent SEC Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from any comment letters received by Parent from the SEC relating to reports, statements, schedules, registration statements or other filings made by Parent with the SEC.

(b)  The consolidated financial statements included or incorporated by reference into Parent SEC Reports (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and present fairly in all material respects the financial condition of Parent as of such dates and the results of operations, stockholders’ equity, and cash flows of Parent for such periods.

SECTION 4.10.  Issuance of Shares.  All shares of Parent Common Stock to be issued pursuant to Section 2.01(c) will be, when issued, duly and validly authorized and issued, fully paid and nonassessable and not issued in violation of any Law or any charter or other provision regarding pre-emptive, anti-dilution or similar rights of stockholders.  Parent has reserved a sufficient number of shares of Parent Common Stock in order to fulfill its obligations hereunder.

SECTION 4.11.  Solvency.  Assuming (a) the accuracy of the representations and warranties of the Company set forth herein and (b) the satisfaction of all the conditions set forth in Sections 7.01 and 7.02, and after giving effect to the Transactions, the Financing or any Alternative Financing, and the satisfaction of all of Parent’s obligations under this Agreement, including the obligations under Article II, and the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related fees and expenses, (i) Parent and the Surviving Corporation will be able to pay their debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their debts (including a reasonable estimate of the amount of all contingent liabilities) and (ii) Parent and the Surviving Corporation will have adequate capital to carry on their businesses.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01.  Operation of the Business of the Company and the Company Subsidiaries.  (a)  Except as contemplated by this Agreement or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), between the date of this Agreement and the Closing Date, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business and in substantially the same manner previously conducted, and shall use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees, and maintain its relations with suppliers, customers, licensors and others having business relationships with it.  In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01(a) of the Company Disclosure Letter or otherwise contemplated by this Agreement, between the date of this Agreement and the Closing Date, the Company shall not, and shall not permit any Company Subsidiary to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned) take any of the following actions:

(i) in the case of the Company, (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, except for cash dividends or any dividends or distributions described on Section 5.01(a)(i) of the Company Disclosure Letter, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, other than pursuant to the Shareholders Agreement;

(ii) issue, deliver, sell, grant, pledge or encumber (A) any shares of its capital stock, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than, as applicable, grants of PHASARs and PSU Awards, in each case in the ordinary course of business consistent with past practice (I) to any officer or employee of the Company or any Company Subsidiary in the context of promotions based on job performance or workplace requirements, (II) in connection with new hires and (III) to respond to offers of employment made to existing employees by third parties;

(iii) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

(iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial equity interest in, or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except purchases in the ordinary course of business consistent with past practice;

(v) except (A) in the ordinary course of business, (B) as required pursuant to the terms of any Benefit Plan, Benefit Agreement or other written agreement, in each case, as in effect on the date of this Agreement, (C) as required to comply with applicable Law or GAAP, (D) as required to comply with the terms of any CBA or (E) as permitted by this Agreement, (1) grant to any director or officer of the Company any increase in compensation, (2) grant to any Company Personnel any increase in severance or termination pay, (3) establish, adopt, enter into or amend any material Benefit Plan, material Benefit Agreement or CBA, (4) take any action to accelerate any rights or benefits, or make any material determinations, under any material Benefit Plan, material Benefit Agreement or material CBA or (5) alter or amend any bonus plan or sales commission structure; provided, however, that the foregoing clauses (1), (2), (3), (4) and (5) shall not restrict the Company or any Company Subsidiary from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements (in each case in the ordinary course of business), plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is materially consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(vi) make any change in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP;

(vii) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien (other than Permitted Liens) any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except sales of excess or obsolete assets in the ordinary course of business consistent with past practice and any sales or other dispositions described in Section 5.01(a)(vii) of the Company Disclosure Letter;

(viii) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice and any other indebtedness for borrowed money or any guarantee thereof set forth on Section 5.01(a)(viii) of the Company Disclosure Letter, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any Company Subsidiary, except for extensions of credit to customers in the ordinary course of business consistent with past practice;

(ix) except as required by Law, make, change or revoke any material Tax election; settle or compromise any material Tax liability or refund (including entering into a “closing agreement” under Section 7121 of the Code); change any method of accounting of the Company or any Company Subsidiary for income Tax purposes; change an accounting period of the Company or any Company Subsidiary with respect to any Tax; or, except in the ordinary course of business, file an amended Tax Return or extend the applicable statute of limitations with respect to any Taxes;

(x) loan or advance any amount to, or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with, any holder of Company Common Stock or any of its affiliates (other than the Company and the Company Subsidiaries) or any Company Affiliate or any current officer or director of the Company or a Company Subsidiary, except for (A) dividends and distributions permitted under clause (i) above, (B) payments pursuant to existing contracts and (C) Benefit Plans or Benefit Agreements the entry into which is not prohibited by Section 5.01(a)(v);

(xi) (A) limit the right of the Company or any Company Subsidiary to engage in any line of business or business in any territory, to develop, market or distribute products or services, or to compete with any person or (B) grant any exclusive distribution rights to any person;

(xii) settle or compromise any material litigation (A) for any material amount (in excess of any insurance coverage related thereto) that results in a liability not reflected in Net Working Capital for the purposes of any adjustment to the Per Share Merger Consideration pursuant to Section 2.02 or (B) that results in a material restriction on the future conduct of the business of the Company and the Company Subsidiaries;

(xiii) other than in the ordinary course of business consistent with past practice, enter into any Contract that would be a Material Contract if entered into prior to the date hereof or amend or otherwise modify in any material respect or terminate or fail to renew any Material Contract; or

(xiv) authorize any of, or commit or agree to take any of, the foregoing actions.

(b)  Other Actions.  The Company shall not, and shall not permit any Company Subsidiary to, take any action that would, or that would reasonably be expected to, result in any condition to the Merger set forth in Article VII not being satisfied.  Prior to the Closing Date, the Company shall notify Parent of any material Action against the Company, after acquiring knowledge thereof, that is initiated after the date of this Agreement.

SECTION 5.02.  Operation of the Business of Parent and the Parent Subsidiaries.  Parent shall not, and shall not permit any of its subsidiaries to, take any action that would, or that would reasonably be expected to, result in any condition to the Merger set forth in Article VII not being satisfied.

ARTICLE VI

Additional Agreements

SECTION 6.01.  Preparation of the Form S-4.

(a)  As promptly as reasonably practicable after the date of this Agreement (but in no event more than 20 Business Days after the date of this Agreement), Parent shall prepare, together with the Company, and cause to be filed with the SEC a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act, which will include the proxy statement relating to the Company Shareholder Meeting (together with any amendments or supplements thereto, the “Form S-4”).  Parent shall use its reasonable best efforts (i) to have the Form S-4 become effective under the Securities Act as promptly as reasonably practicable after such filing and (ii) to keep the Form S-4 effective as long as necessary to consummate the Transactions.  The Company will cause the proxy statement contained in the Form S-4 to be disseminated to the holders of Company Common Stock as promptly as reasonably practicable after the Form S-4 has become effective under the Securities Act.  Notwithstanding the foregoing, prior to filing the Form S-4, or any amendment or supplement thereto, each of the Company and Parent (i) shall provide the other and/or its counsel an opportunity to review and comment on such document (including the proposed final version of such document), (ii) shall consider in good faith all comments reasonably proposed by the other or its counsel and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(b)  The Company and Parent will provide for inclusion or incorporation by reference into the Form S-4 all reasonably required information relating to the Company, Parent or Merger Sub or their respective affiliates, and the Form S-4 shall include all information reasonably requested by such other party to be included therein.  Parent shall promptly notify the Company and its counsel of any comments or other communications, whether written or oral, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4, and shall provide the Company with copies of written correspondence between Parent and its representatives, on the one hand, and the SEC, on the other hand.  Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any such comments from the SEC or its staff with respect to the Form S-4, and will use its reasonable efforts to incorporate any reasonable comments of the Company or its counsel prior to such response.  The Company shall use its reasonable best efforts to cooperate with Parent in responding to any such comments from the SEC or its staff with respect to the Form S-4.  Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which Parent is not now so qualified) required to be taken under the Securities Act, the Securities Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of its capital stock as may be reasonably requested in connection with any such actions.

(c)  The information provided by Parent and the Company specifically for use in the Form S-4 shall not, with respect to the information provided by such person, on the date upon which the proxy statement and prospectus contained in the Form S-4 is distributed to the holders of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company and Parent agrees to promptly (i) correct any information provided by it specifically for use in the Form S-4 if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Form S-4 to include any information that shall become necessary in order to make the statements in the Form S-4, in light of the circumstances under which they were made, not misleading.  Parent further agrees to cause the Form S-4 as so corrected or supplemented promptly to be filed with the SEC and each of the Company and Parent agrees to cause the Form S-4 to be disseminated to the holders of Company Common Stock (and will use its reasonable efforts to incorporate any reasonable comments of the other party and/or its counsel prior to such filing and dissemination), in each case as and to the extent required by applicable Laws.

SECTION 6.02.  Company Shareholder Approval and Related Matters.  (a)  The Form S-4, including the proxy statement therein, will contain the Company Recommendation, and (ii) the Company shall use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and to take all other actions necessary or advisable to obtain the Company Shareholder Approval. As soon as reasonably practicable following the effectiveness of the Form S-4, the Company shall duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of seeking the Company Shareholder Approval.  The Company shall use its reasonable best efforts to obtain the Company Shareholder Approval as soon as practicable after the effectiveness of the Form S-4.  The Company shall take all other commercially reasonable actions, subject to the fiduciary obligations of the Company Board, to ensure that the Company Shareholder Approval is obtained in accordance with all applicable Laws and the Company Charter, Company Bylaws and the Shareholders Agreement, as applicable.  The Company shall promptly notify Parent of its receipt of the Company Shareholder Approval.

(b)  Promptly after receipt of the Company Shareholder Approval, the Company shall provide notice of such approval to those holders of Company Common Stock who have objected to the Merger and such other persons as required under applicable Law (the “Authorization Notice”).  Such notice shall comply with Section 623 of the NYBCL and other applicable Law.  Parent shall furnish to the Company such information as the Company may reasonably request for inclusion in the Authorization Notice.

(c)  The information provided and to be provided by each of Parent and the Company specifically for use in the Authorization Notice shall not, with respect to the information supplied by such person, on the date upon which the Authorization Notice is distributed to the holders of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each of the Company and Parent agrees to promptly (i) correct any information provided by it specifically for use in the Authorization Notice to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Authorization Notice to include any information necessary in order to make the statements in the Authorization Notice, in light of the circumstances under which they were made, not misleading. Each of the Company and Parent agrees to cause the Authorization Notice as so corrected or supplemented promptly to be disseminated to the holders of Company Common Stock (and will use its commercially reasonable efforts to incorporate any reasonable comments of the other party and/or its counsel prior to such filing and dissemination), in each case to the extent required by applicable Law.

SECTION 6.03.  Access to Information.  The Company shall, and shall cause each Company Subsidiary to, afford to Parent and to Parent’s officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may withhold, and may cause the Company Subsidiaries to withhold (a) such portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by the Company’s counsel, might reasonably result in antitrust difficulties for the Company or its affiliates or (b) any document or information, if access or disclosure thereto, as determined by the Company’s counsel, might reasonably jeopardize the attorney-client privilege or attorney work-product protection of the Company or any of its affiliates.  If any material is withheld by the Company pursuant to the proviso in the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld.  All information provided by the Company pursuant to this Section 6.03 shall be subject to the confidentiality agreement dated March 20, 2015 between the Company and Parent (the “Confidentiality Agreement”).

SECTION 6.04.  Best Efforts; Notification.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Sub and the Company shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.  Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 6.04 shall not be construed to require Parent or any its subsidiaries to offer, take, commit to or accept any action, efforts, restrictions or limitations of or on Parent or any of its subsidiaries if such Actions, individually or in the aggregate, would or would reasonably be expected to result (after giving effect to any reasonably expected proceeds of any divestiture or sale of assets) in a Combined Company Material Adverse Effect.

(b)  The Company shall give prompt notice to Parent, and Parent or Sub shall give prompt notice to the Company, of (i) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

SECTION 6.05.  Public Announcements.  Prior to the Closing, neither Parent nor the Company shall, without the approval of the other (which approval shall not be unreasonably withheld, conditioned or delayed), make or cause to be made any press release or other public announcement regarding the Transactions; provided, however, that the foregoing shall not prohibit any party from making, issuing or releasing any announcements, statements, or acknowledgments that such party is required to make, issue or release by applicable Law or by any listing agreement with or listing rules of a securities exchange or trading market or inter-dealer quotation system (provided that such party has used reasonable efforts to give the other party prior notice thereof and an opportunity to review such disclosure).  Parent and the Company will consult with each other concerning the means by which the Company and the Company Subsidiaries, employees, customers, and suppliers and others having dealings with the Company and the Company Subsidiaries will be informed of the Merger.  The Company acknowledges, and has been so advised, that Parent will be required to file this Agreement with the SEC as a “material contract”.

SECTION 6.06.  Benefits.  (a)  For a period of two years after the Effective Time, Parent shall provide or cause its subsidiaries (including the Surviving Corporation) to provide at least (i) a base salary, base wages and annual cash bonus opportunity (but excluding any defined benefit pension, nonqualified retirement, equity, phantom equity and long-term incentive compensation benefits) to each employee of the Company or any of the Company Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) that are at least equal to the base salaries, base wages and annual cash bonus opportunities in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are at least equal to those severance benefits set forth on Section 6.06(a)(i) or 6.06(a)(ii) of the Company Disclosure Letter, as applicable, and (iii) employee benefit plans and arrangements (other than base salary, base wages, annual bonus opportunities, long-term incentive compensation, equity, phantom equity and severance benefits) to each Continuing Employee that are no less favorable than those provided to the Continuing Employees immediately prior to the Effective Time; provided, however, that nothing in this clause (iii) shall be construed to prevent Parent from modifying any such employee benefit plans or arrangements to the extent that changes to such plans or arrangements were being contemplated by the Company prior to the date of this Agreement, including, but not limited to, the elimination of the PPO medical coverage option.  Notwithstanding the foregoing, for a period of two years following the Effective Time, Parent shall grant to 12 executives of the Company who are Continuing Employees, such individuals to be mutually agreed upon by Parent and the Company prior to the Closing Date (the “Award Executives”), equity, equity-based or phantom equity awards under Parent’s Stock Incentive Plan that are substantially comparable in value to the aggregate equity, phantom equity and long-term incentive compensation grants that each such executive received under the Company Incentive Plans in the Company’s fiscal year ended December 31, 2015, excluding any one-time retention incentives, solely in accordance with the terms and conditions of Parent’s Stock Incentive Plan, as it may be amended from time to time, other than any such amendment that would have the effect of excluding from participation in Parent’s Stock Incentive Plan any of the Award Executives.

(b)  From and after the Effective Time, Parent shall, and shall cause its subsidiaries (including the Surviving Corporation) to, honor all obligations under the Benefit Plans and Benefit Agreements in accordance with their terms as in effect immediately prior to the Effective Time.  For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement or in any Benefit Plan or Benefit Agreement, for purposes of any Benefit Plan or Benefit Agreement containing a definition of “change in control” or “change of control”, or other similar term, the Transactions shall be deemed to constitute a “change in control” or “change of control” or satisfy the requirements of such other similar term.

(c)  For purposes of the applicable Executive Severance Plan, Section 6.06(c) of the Company Disclosure Letter lists those individuals agreed by Parent and the Company to be entitled to voluntarily terminate employment with Parent and its affiliates (including the Surviving Corporation) for “good reason” (as defined in the applicable Executive Severance Plan) at any time beginning six months following the Effective Time to the date that is two years following the Effective Time in accordance with the applicable Executive Severance Plan; provided that the inclusion or absence of any individual on Section 6.06(c) of the Company Disclosure Letter as of the date of this Agreement shall not be construed to establish or indicate that such individual shall not be entitled to terminate employment with Parent and its affiliates (including the Surviving Corporation) for “good reason” (as defined in the applicable Executive Severance Plan) at any time within two years following the Effective Time, provided that such individual does in fact have “good reason” (as defined in the applicable Executive Severance Plan) to terminate employment.  In the event Parent or one of its affiliates (including the Surviving Corporation) amends, modifies or terminates an applicable Executive Severance Plan covering any of the individuals set forth on Section 6.06(a)(ii) of the Company Disclosure Letter without such individual’s written consent and without adopting a replacement plan or agreement applicable to such individual that is not less favorable than the applicable Executive Severance Plan (as in effect on the date of this Agreement) would have been to such individual and maintaining such replacement plan or agreement for the duration of such individual’s employment, provided such individual remains employed by Parent or any of its affiliates (including the Surviving Corporation) upon the effective date of such amendment, modification or termination, then such individual shall be relieved of, and Parent and its affiliates (including the Surviving Corporation) shall waive and refrain from enforcing, any non-compete restrictions to which such individual may be subject as of the Effective Time as part of any restrictive covenants agreement or similar agreement or undertaking in favor of the Company or any of its affiliates (including the Surviving Corporation).

(d)  With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of its subsidiaries (including the Surviving Corporation) (including any vacation, paid time-off and severance plans), for purposes of determining eligibility to participate, level of benefits, vesting and benefit accruals (excluding equity, phantom equity, long-term incentive, early retirement subsidies and benefit accruals under any defined benefit pension plans and schemes), each Continuing Employee’s service with the Company and the Company Subsidiaries (as well as service with any predecessor employer of the Company or any Company Subsidiary, to the extent service with such predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent and its subsidiaries (including the Surviving Corporation); provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(e)  Parent shall, and shall cause its subsidiaries (including the Surviving Corporation) to, use commercially reasonable efforts to waive, or cause to be waived, any preexisting condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such preexisting condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the Effective Time.  Parent shall, and shall cause its subsidiaries (including the Surviving Corporation) to, use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) will be eligible to participate from and after the Effective Time.

(f)  With respect to the Company’s fiscal year ended December 31 of the year in which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, provide each Continuing Employee a cash bonus payment that is not less than such Continuing Employee’s cash target bonus amount for such fiscal year ended December 31, payable in the normal course, subject to such Continuing Employee’s continued employment through the end of the Company’s fiscal year ended December 31 in which the Effective Time occurs; provided, however, that if such Continuing Employee’s employment is terminated by Parent or any of its subsidiaries (including the Surviving Corporation) other than for cause, death or disability or, if such Continuing Employee terminates employment with Parent and its affiliates (including the Surviving Corporation) for “good reason”, as defined in the applicable Executive Severance Plan, in accordance with such Executive Severance Plan rights, in either case, on or prior to the end of such fiscal year ended December 31, such Continuing Employee shall be entitled to receive such bonus payment.

(g)  With respect to any Continuing Employees based outside of the United States, Parent’s obligations under this Section 6.06 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Continuing Employees are based.

(h)  Nothing contained in this Section 6.06 or any other provision of this Agreement shall (i) except as described in Section 2.05, be construed to create any third-party beneficiary rights in any Person other than the parties to this Agreement, or any right of any Person to employment or continued employment for any specified period or to a particular term or condition of employment, (ii) except as described in Section 6.06(c), require Parent, the Surviving Corporation or any of their Affiliates to maintain or continue any specific benefit or compensation plan, program, agreement or arrangement, (iii) be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement, or (iv) except as described in Section 6.06, limit the ability of Parent, the Surviving Corporation or any of their Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.  Notwithstanding the immediately preceding sentence, (i) each of the Award Executives shall be a deemed third-party beneficiary of, and shall have the right to enforce, Section 6.06(a) as it only pertains to each such Award Executive, and (ii) each of the individuals named on Section 6.06(c) of the Company Disclosure Letter  shall be deemed a third-party beneficiary of, and shall have the right to enforce, Section 6.06(c) as it only pertains to each such individual.

SECTION 6.07.  Transfer Taxes.  All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by the Surviving Corporation or Parent, as the case may be, and the Company shall cooperate with Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 6.08.  Indemnification.  (a)  From and after the Effective Time, Parent shall, to the fullest extent permitted by Law, cause the Surviving Corporation to honor all the Company’s obligations to indemnify (including all obligations to advance funds for expenses) the current or former directors, officers and employees of the Company against all losses, claims, Taxes, damages, liabilities, fees and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (collectively, “Losses”) arising from, relating to, or otherwise in respect of actions or omissions by such directors, officers and employees occurring prior to the Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, the Company Bylaws, individual indemnity agreements or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company Charter, the Company Bylaws and such individual indemnity agreements as of the date hereof from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such directors, officers and employees arising out of such acts or omissions.

(b)  Prior to the Effective Time, the Company shall, and if the Company is unable to prior to the Effective Time Parent shall, cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium (with such payment of premium to be deemed an Other Adjustment if paid by the Surviving Corporation) for a “tail” policy extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, officer or employee of the Company or any Company Subsidiary by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby).  If the Company, the Surviving Corporation and Parent for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from the Effective Time the D&O Insurance, the cost of which shall be deemed an Other Adjustment, with respect to claims arising from or related to facts or events which occurred at or before the Effective Time.

SECTION 6.09.  Fees and Expenses.  All fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

SECTION 6.10.  Shareholder Representative.  (a)  By virtue of (x) the execution and delivery of the Letter of Transmittal, in the case of holders of Company Common Stock, and (y) accepting the Per Share Phantom Merger Consideration, in case of holders of PHASARs or PSU Awards, each holder of Company Common Stock and each holder of PHASARs or PSU Awards irrevocably constitutes and appoints the Shareholder Representative to act on its behalf for all purposes under this Agreement and the Transactions.

(b)  The Shareholder Representative shall have the authority, for and on behalf of holders of Company Common Stock (except for the holders, if any, of Dissenting Shares) and the holders of PHASARs or PSU Awards, to take such actions and exercise such discretion as are required of the Shareholder Representative pursuant to the terms of this Agreement or the Escrow Agreement, and any such actions shall be binding on each such holder and shall include the following:  (i) to receive, hold and deliver to Parent Certificates and any other documents relating thereto on behalf of such holder; (ii) to give and accept communications and notices on behalf of such holder; (iii) to defend, negotiate, agree to, enter into settlements and compromises of, and comply with orders and awards of courts with respect to, claims against such holder; (iv) to defend, negotiate, agree to, enter into settlements and compromises of, and comply with orders and awards of courts with respect to, any claims or disputes related to this Agreement on behalf of such holder; (v) to receive payments on behalf of such holder due and owing pursuant to this Agreement and acknowledge receipt thereof; (vi) to amend, supplement, change or waive any provision hereof, subject to compliance with Sections 8.03 and 8.04; (vii) to receive service of process on behalf of such holder in connection with any claims under this Agreement or any related document or instrument; (viii) to determine whether the conditions to the Company’s obligations have been satisfied, including waiving any such conditions if the Shareholder Representative in its sole discretion determines that such waiver is appropriate; (ix) to act on behalf of such holder with respect to the Escrow Agreement and (x) to take any and all actions necessary or appropriate in the sole discretion of the Shareholder Representative to accomplish any of the foregoing.  As the representative of such holders, the Shareholder Representative shall act as agent for each such holder and shall have authority to bind each such holder in accordance with the terms of this Agreement and the Escrow Agreement, and Parent and Sub may rely on such appointment and authority.  The Shareholder Representative shall be entitled to reimbursement of any and all fees, expenses and costs incurred in the performance of such Shareholder Representative’s duties hereunder.  In furtherance and without limiting the foregoing, the Shareholder Representative shall be entitled to reimbursement for such fees, expenses and costs through offset against any funds to be released to such holders from the Escrow Fund as provided in the Escrow Agreement or from any amounts paid to the Shareholder Representative for distribution to such holders pursuant to this Agreement.

(c)  The Shareholder Representative shall not be liable for any act done or omitted to be taken as Shareholder Representative except expressly as set forth herein.  The persons who immediately prior to the Effective Time held shares of Company Common Stock, PHASARs or PSU Awards and who received, or are entitled to receive, the Per Share Merger Consideration shall, in proportion to their Percentage Ownership, indemnify and hold harmless the Shareholder Representative and its partners, shareholders, affiliates, directors, officers, fiduciaries, employees and agents of each of the foregoing (each, a “Representative Indemnitee”) from and against all losses, liabilities, claims or expenses incurred or suffered by the Representative Indemnitee as a result of, or arising out of, or relating to any and all actions taken or omitted to be taken by the Shareholder Representative under this Agreement or the Escrow Agreement or in connection with the incurrence, payment, discharge or settlement of any of the obligations of such holders, except for any such losses, liabilities, claims or expenses that arise on account of the Shareholder Representative’s gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final adjudication.  None of the Representative Indemnitees shall be liable to any person who immediately prior to the Effective Time held shares of Company Common Stock, PHASARs or PSU Awards in respect of such arrangements or actions or omissions in connection therewith, except to the extent that such acts or omissions constitute gross negligence or willful misconduct.

(d)  A decision, act, consent or instruction of the Shareholder Representative under or relating to this Agreement shall constitute a decision for all persons who immediately prior to the Effective Time held shares of Company Common Stock, PHASARs or PSU Awards, and shall be final, binding and conclusive upon each such person, and Parent and Sub may rely upon any such decision, act, consent or instruction of such Shareholder Representative as being the decision, act, consent or instruction of each such person.  Parent and Sub are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholder Representative.

(e)  Prior to the date of the shareholder meeting of the Company referenced in Section 3.04(b)(i), the Company shall designate a person to serve as the initial Shareholder Representative, and the Company shall deliver to Parent notice of such designation.  Promptly following such designation, the Shareholder Representative shall become a party to this Agreement by executing and delivering a joinder to this Agreement in form and substance reasonably satisfactory to Parent and the Company.  If the Shareholder Representative becomes unable to serve as Shareholder Representative, such other person or persons may be designated by the holders of a majority of the shares of Company Common Stock as of immediately prior to the Effective Time, and such person or persons shall succeed as the Shareholder Representative.

(f)  The Letter of Transmittal shall require each holder of Company Common Stock to agree to this Section 6.10 as a condition to receipt of Per Share Merger Consideration.

SECTION 6.11.  Financing.  (a)  Parent shall, and shall cause its affiliates to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to, and to execute and deliver, or cause to be executed and delivered, such instruments and documents as may be necessary to, consummate and obtain the Financing, including using reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) negotiate and enter into definitive agreements (the “Definitive Agreements”) with respect to the Financing on the terms and conditions contained in the Commitment Letter (including any “flex” provisions), (iii) satisfy (or obtain the waiver of), and to cause its affiliates to satisfy (or obtain the waiver of), on a timely basis, all conditions to obtaining the Financing applicable to Parent or its affiliates set forth in the Commitment Letter and the Definitive Agreements that are within its control, (iv) to comply in all material respects with its obligations under the Commitment Letter (or obtain the waiver of such obligations), (v) to consummate the Financing contemplated by the Commitment Letter (including the “market flex” provisions) at or prior to the Closing, including by using its reasonable best efforts to cause the lenders to fund the Financing (including by taking enforcement action seeking to cause such lenders to fund the Financing), and (vi) to otherwise enforce its rights under the Commitment Letter.

(b)  Parent shall not agree to or permit any amendment, replacement, supplement or other modification of, or waive any of its material rights under, the Commitment Letter or any Definitive Agreement (including any fee letter), in each case, without the Company’s prior written consent (which consent shall not be unreasonably withheld or delayed), except any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or the Definitive Agreements, including any fee letter, that (i) does not reduce the aggregate amount of the Financing set forth in the Commitment Letter in effect as of the date of this Agreement, (ii) does not contain additional conditions or other contingencies to funding the Financing relative to those contained in the Commitment Letter in effect as of the date of this Agreement, (iii) does not modify in a manner adverse to Parent the conditions to the funding, enforceability, availability or termination of the Financing contained in the Commitment Letter in effect as of the date of this Agreement and (iv) would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Transactions; provided that, for the avoidance of doubt, Parent may amend, replace, supplement and modify the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as contemplated by the Commitment Letter in effect as of the date of this Agreement who had not executed the Commitment Letter as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Transactions; provided, further, that Parent shall notify the Company in writing of any such amendment, replacement, supplement or modification of, or waiver of any of its or any of its affiliates’ rights under, the Commitment Letter or any Definitive Agreement reasonably promptly after the time such amendment, supplement, modification or waiver is agreed.  Upon any such amendment, replacement, supplement or modification of the Commitment Letter in accordance with this Section 6.11(b), the term “Commitment Letter” shall mean the Commitment Letter as so amended, replaced, supplemented or modified in accordance with this Section 6.11(b).

(c)  In the event all or any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Commitment Letter or this Agreement for any reason, Parent shall use reasonable best efforts to arrange to obtain, as promptly as practicable following the occurrence of such event but no later than the final day of the Marketing Period, alternative financing from alternative sources (the “Alternative Financing”) in an amount sufficient to consummate the Transactions with terms and conditions that are no less favorable in any material respect to Parent (as determined in the reasonable judgment of Parent) and which would not contain any provisions which would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Transactions; provided that such Alternative Financing shall not contain additional conditions or other contingencies to the funding of the Financing relative to those contained in the Commitment Letter in effect as of the date of this Agreement or contain conditions to the funding, or provisions related to enforceability, availability or termination of the Financing that are modified in a manner adverse to Parent relative to the conditions, or provisions related to enforceability, availability or termination contained in the Commitment Letter in effect as of the date of this Agreement.  In the event that Alternative Financing shall be obtained pursuant to this Section 6.11(c), Parent shall comply with its covenants in this Section 6.11(c) with respect to such Alternative Financing, and Parent shall deliver to the Company complete and correct copies of all amendments, supplements, other modifications or agreements pursuant to which any Alternative Financing shall be made available to Parent; provided that the existence and amount of fees, “market flex” provisions, pricing terms and pricing caps set forth in any fee letter, none of which would reasonably be expected to adversely affect the conditionality, enforceability, availability or termination of the Financing, or reduce the aggregate principal amount of the Financing, may be redacted in a customary manner.  In the event that Parent obtains Alternative Financing in accordance with this Section 6.11(c), the term “Commitment Letter” shall mean the commitment letter or letters (as amended, replaced, supplemented or modified in accordance with this Section 6.11(c)) related to the Alternative Financing.  For purposes of this Agreement, “Marketing Period” shall mean the first period of 20 consecutive Business Days throughout and at the end of which the Form S-4 shall be continuously effective under the Securities Act; provided that the Marketing Period shall not be deemed to have commenced if, at any time prior to the completion of such 20 consecutive Business Day period, (i) the Company’s independent accountants shall have withdrawn, or advised the Company in writing that it intends to withdraw, its audit opinion with respect to the applicable Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the applicable Required Information by the Company’s independent accountants or another independent public accounting firm reasonably acceptable to Parent, (ii) the financial statements included in the Required Information that are available to Parent on the first day of any such 20 consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 20 consecutive Business Day period to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such 20 consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence unless and until the receipt by the Company of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive Business Day period, (iii) the Required Information contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Company and the Company Subsidiaries, necessary in order to make the statements contained in the Required Information, in light of the circumstances under which they were made, not misleading or (iv) the Company or the Company’s independent accountants determine to restate its or any Company Subsidiary’s historical financial statements, in which case the Marketing Period shall not be deemed to commence unless and until such re-statement has been completed and the relevant financial statements have been amended or the Company or the Company’s independent accountants, as applicable, have indicated that it has concluded that no restatement shall be required in accordance with GAAP; provided further, that the Marketing Period shall not begin prior to July 6, 2015 and if such Marketing Period has not ended on or prior to August 14, 2015, then it will not commence until September 8, 2015; provided, however, that the Marketing Period shall end on any earlier date that is the date on which proceeds of the Financing in an amount equal to 100% of the proceeds contemplated by the Commitment Letter in effect as of the date hereof is obtained. Notwithstanding the foregoing, nothing herein shall prohibit the Company from seeking to replace all or a portion of the Financing or such Alternative Financing with proceeds from a public offering of equity or debt securities consummated during the Marketing Period.

(d)  Parent shall give the Company prompt written notice upon becoming aware of any material breach of the Commitment Letter by any party to the Commitment Letter or any termination of the Commitment Letter.  Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange and consummate the Financing (or Alternative Financing obtained in accordance with this Section 6.11) and any material developments relating to the Financing and shall provide to the Company, upon its request, copies of the Definitive Agreements in respect of the Financing.

(e)  Financing Cooperation.  Prior to the Closing, the Company shall provide to Parent, and shall cause the officers, employees and representatives of the Company to provide to Parent, at Parent’s sole expense, all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with any debt financing by Parent, Sub or any of their respective affiliates in connection with the Transactions and that is customary in connection with financing comparable to the Financing, including the following: (i) using reasonable best efforts to cause the Company’s senior officers and other representatives, upon reasonable advance notice, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies; (ii) assisting with the preparation of appropriate and customary materials for rating agency presentations, offering documents, bank information memoranda (including the delivery of customary representation letters as contemplated by the Commitment Letter) and similar documents reasonably required in connection with the Financing; (iii) using reasonable best efforts to provide direct contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s or any of its affiliate’s auditors in connection with the financing; (iv) using reasonable best efforts to assist with the preparation of any pledge and security documents, any indenture, loan agreement, currency or interest hedging agreement, other definitive financing documents on terms reasonably satisfactory to Parent, or other certificates, legal opinions or documents as may be reasonably requested by Parent, provided that none of the Company or any of its officers, employees or representatives shall be required to execute any documents that would be effective before the Closing and no obligation of the Company or any of its officers, employees or representatives under any such document or agreement shall be effective until the Closing; (v) using reasonable best efforts to facilitate the pledging of collateral, provided that no pledge shall be effective until the Closing; (vi) using reasonable best efforts to furnish on a confidential basis to Parent and its financing sources, as promptly as practicable, financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all financial statements and other financial data required by the documents used in connection with the Financing and such additional financial information as is necessary to make such financial statements compliant with Regulation S-X (the “Required Information”); (vii) providing monthly financial statements (excluding footnotes) to the extent the Company customarily prepares such financial statements within the time such statements are customarily prepared; (viii) deliver to Parent, at least five days prior to the Closing Date, all documentation and other information relating to the Company and its affiliates required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, to the extent such documentation and other information is requested by providers of the Financing at least 10 Business Days prior to the Closing Date; and (ix) using reasonable best efforts to cause the Company’s independent accountants to cooperate with and assist Parent in preparing customary and appropriate information packages and offering materials as the parties to the Commitment Letter or other parties participating in the Financing may reasonably request for use in connection with the offering and/or syndication of equity securities, debt securities, loan participations and other matters contemplated by the Commitment Letter, including by providing customary accountant’s comfort letters (including “negative assurance”) and consents from the Company’s independent accountants; provided that nothing in this Agreement shall require such cooperation to the extent it would, in the Company’s reasonable judgment, (A) interfere unreasonably with the business or operations of the Company, (B) cause any representation, warranty, covenant or other term in this Agreement to be breached or (C) cause any closing condition set forth in this Agreement to fail to be satisfied; provided, further, that notwithstanding anything in this Agreement to the contrary, until the Closing occurs, neither the Shareholder Representative nor the Company nor any of their respective affiliates shall (1) be required to pay any commitment or other fee, (2) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing (or Alternative Financing) or (3) be required to incur any other liability in connection with the Financing contemplated by the Commitment Letter (or any Alternative Financing) or take any action that would be prohibited by any applicable Law or cause a default of, or breach under, or otherwise violate any Material Contract.  Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) to the extent such costs and expenses are incurred by the Company or any of its affiliates in connection with such cooperation provided by the Company or its affiliates or their respective officers, employees and other representatives pursuant to the terms of this Section 6.11 or in connection with compliance with its obligations under this Section 6.11 and Parent shall indemnify and hold harmless the Company and its affiliates and their respective officers, employees and representatives from and against any and all liabilities, losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than arising from information provided by the Shareholder Representative or the Company), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company or any of its representatives.  The Company hereby consents to the use of its logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company and its affiliates and their respective marks.

(f)  For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, Parent and Sub acknowledge and agree that their respective obligations to consummate the Transactions on the terms and subject to the conditions set forth herein are not conditioned upon the availability or consummation of the Financing or receipt of the proceeds therefrom.

SECTION 6.12.  Section 280G Vote.  (a)  Prior to the Closing Date, the Company shall use reasonable best efforts to obtain from each person who is, with respect to the Company, a “disqualified individual” (as defined in Section 280G(c) of the Code) a waiver of any payments or benefits that might otherwise reasonably result in the payment or provision of “parachute payments” (as defined in Section 280G(b)(2) of the Code), such that after giving effect to all waivers, neither the Company nor any Company Subsidiary has made or provided, or is required to make or provide, any such payments or benefits (the payments and benefits waived (which, for the avoidance of doubt, shall be, with respect to any individual, the amounts in excess of 299% of such individual’s “base amount” (as defined in Section 280G(b)(3) of the Code)) shall be collectively referred to as the “Section 280G Waived Payments”).

(b)  Except as set forth on Section 6.12(b) of the Company Disclosure Letter, prior to the Closing Date, the Company shall submit, accompanied by adequate disclosure, for shareholder approval all Section 280G Waived Payments in accordance with the terms of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder with the purpose of determining the right of each “disqualified individual” to receive the Section 280G Waived Payments by rendering the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and benefits provided by the Company or any Company Subsidiary to those individuals who have executed a waiver pursuant to Section 6.12(a) that, in the absence of such waiver, might otherwise reasonably result in the provision of any payments or benefits that would be a “parachute payment” under Section 280G of the Code.

(c)  The Company shall provide to Parent, no later than 10 days prior to obtaining the waivers, (i) drafts of any waivers, disclosure documents and other relevant documents relating to the waiver and vote prepared by the Company in connection with this Section 6.12 and (ii) reasonable documentation regarding the determination of the Section 280G Waived Payments.  The Company shall incorporate any reasonable comments timely made by Parent prior to obtaining the waivers and soliciting the vote.

SECTION 6.13.  Exclusivity.  The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Parent and its affiliates and their respective agents and representatives) conducted heretofore with respect to any Acquisition Transaction.  Neither the Company nor any of its affiliates, directors, officers, employees, representatives or agents will, directly or indirectly, solicit, initiate, facilitate or knowingly encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any Acquisition Transaction or negotiate or otherwise facilitate, encourage, solicit, initiate or engage in discussions, negotiations or submissions of proposals or offers with any person with respect to any Acquisition Transaction, enter into any written agreement, arrangement, or understanding requiring it to abandon, terminate, or fail to consummate the Transactions or otherwise cooperate in any way with or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. As used herein, “Acquisition Transaction” means any merger, consolidation, or other business combination involving the Company or any Company Subsidiary or the acquisition of all or any amount of the assets or the capital stock of the Company or any Company Subsidiary other than as permitted or contemplated by this Agreement.

ARTICLE VII

Conditions to Closing

SECTION 7.01.  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)  Shareholder Approval.  The Company shall have obtained the Company Shareholder Approval.

(b)  Antitrust Approval.  Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.  Any consents, approvals and filings required under the antitrust Laws of the jurisdictions specified on Section 7.01(b) of the Company Disclosure Letter, the absence of which would prohibit the consummation of the Merger, shall have been obtained or made.

(c)  No Injunctions or Restraints.  No order, decree or ruling issued by any Governmental Entity of competent jurisdiction or other Law preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting this condition, subject to Section 6.04, each of Parent and the Company shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

(d)  Form S-4.  The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC that have not been withdrawn.

(e)  Share Listing. The shares of Parent Common Stock issuable as Stock Consideration shall have been approved for listing on The New York Stock Exchange, subject to official notice of issuance.

SECTION 7.02.  Conditions to Obligations of Parent and Sub.  The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or waiver by Parent or Sub on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company in this Agreement shall be true and correct when made and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to the date of this Agreement or another specified date (in which case such representations and warranties shall be true and correct on and as of such date), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  For the purposes of determining the satisfaction of the condition in the immediately preceding sentence, the representations and warranties of the Company shall be deemed not qualified by any references therein to materiality generally (except for representations regarding the financial statements of the Company, which may be represented to present fairly, in all material respects, the financial condition of the Company) or to whether or not any breach results or may result in a Company Material Adverse Effect.

(b)  Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)  Company Material Adverse Effect.  Since the date hereof, no event, circumstance, development, condition, occurrence, state of facts, change or effect has occurred or arisen that has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(d)  Closing Deliveries.  The Company shall have delivered to Parent each of the following:

(i) a certificate signed on behalf of the Company to the effect that each of the conditions set forth in Sections 7.02(a), (b) and (c) is satisfied;

(ii) a copy of the certificate of incorporation of the Company certified within 10 days prior to the Closing Date by the Secretary of State of the State of New York;

(iii) a certificate of good standing of the Company issued within 10 days prior to the Closing Date by the Secretary of State of the State of New York;

(iv) a pay-off letter and, where applicable, evidence of the release of any applicable Liens, from each person to whom amounts of Indebtedness (other than any Included Acquisition Related Liabilities) are owed and shall be paid at the Closing;

(v) a properly completed and executed certificate satisfying Treasury Regulation Section 1.897-2(h) and 1.1445-2(c), certifying that the shares in the Company are not interests in “United States real property interest” within the meaning of Code Section 897(c), in a form reasonably satisfactory to Parent;

(vi) a copy of the Escrow Agreement, duly executed by the Shareholder Representative and the Escrow Agent; and

(vii) evidence, in form and substance satisfactory to Parent, of termination of the commission agreement (and any other agreement) between the Company or any of the Company Subsidiaries, on the one hand, and the DISC, on the other hand, without any further obligation or liability of the Company or any of the Company Subsidiaries thereunder.

(e)  Dissenting Shares.  The holders of not more than 10% of the outstanding shares of Company Common Stock shall have demanded appraisal of such shares in accordance with the NYBCL.

SECTION 7.03.  Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date by the Company of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Parent and Sub in this Agreement shall be true and correct when made and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to the date of this Agreement or another specified date (in which case such representations and warranties shall be true and correct on and as of such date), other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  For the purposes of determining the satisfaction of the condition in the immediately preceding sentence, the representations and warranties of Parent and Sub shall be deemed not qualified by any references therein to materiality generally (except for representations regarding the financial statements of Parent, which may be represented to present fairly, in all material respects, the financial condition of the Company) or to whether or not any breach results or may result in a Parent Material Adverse Effect.

(b)  Performance of Obligations of Parent and Sub.  Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)  Closing Deliveries.  Parent shall have delivered to the Shareholder Representative each of the following:

(i) a certificate signed on behalf of Parent to the effect that each of the conditions set forth in Sections 7.03(a) and (b) is satisfied; and

(ii) a copy of the Escrow Agreement, duly executed by Parent.

SECTION 7.04.  Frustration of Closing Conditions.  Neither Parent or Sub, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such person’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 6.04.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01.  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)  by mutual written consent of Parent, Sub and the Company;

(b)  by either Parent or the Company:

(i) if the Merger is not consummated on or before November 30, 2015 (the “Outside Date”), unless the failure to consummate the Merger is the result of a breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that (A) Parent shall not have a right to terminate this Agreement pursuant to this clause (b)(i) if the Company has the right to terminate this Agreement pursuant to Section 8.01(e) or 8.01(f) and (B) the Company shall not have a right to terminate this Agreement pursuant to this clause (b)(i) if Parent has the right to terminate this Agreement pursuant to Section 8.01(d);

(ii) if any Governmental Entity of competent jurisdiction issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

(iii) if any condition to the obligation of such party to consummate the Merger set forth in Section 7.01 (in the case of Parent or the Company), Section 7.02 (in the case of Parent) or Section 7.03 (in the case of the Company) becomes incapable of satisfaction prior to the Outside Date; provided, however, that (A) the terminating party is not then in breach of any representation, warranty or covenant contained in this Agreement in any material respect and (B) Parent shall not have a right to terminate this Agreement pursuant to this clause (b)(iii) if the Company has the right to terminate this Agreement pursuant to Section 8.01(f);

(c)  by Parent, if Parent shall not have received prior to 11:59 p.m. (New York City time) on the first Business Day following the date of this Agreement an irrevocable appointment and grant of a proxy, in the form attached hereto as Exhibit B, duly executed and delivered by at least all but one of the Voting Trustees (as defined in the Voting Trust Agreement), resolutions of the Voting Trustees, in the form attached hereto as Exhibit C, duly executed and delivered by at least all but one of the Voting Trustees, and a Voting Agreement, in the form attached hereto as Exhibit D, duly executed and delivered by at least all but one of the Voting Trustees;

(d)  by Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a), 7.02(b) or 7.02(c), and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company of such breach (provided that Parent is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement);

(e)  by the Company, if Parent breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Parent of such breach (provided that the Company is not then in material breach of any representation, warranty, covenant or agreement in this Agreement); or

(f)  by the Company, if (i) Parent shall have failed to consummate the Merger by the time set forth in Section 1.02, (ii) all the conditions set forth in Sections 7.01 and 7.02 would have been satisfied if the Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Closing) and (iii) the Company shall have given written notice to Parent that the Company stands ready, willing and able to consummate the Merger.

SECTION 8.02.  Effect of Termination.  (a)  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than Section 3.18, Section 4.05, the last sentence of Section 6.03, Section 6.09, this Section 8.02 and Article X, which provisions shall survive such termination, and except to the extent that such termination results from a knowing and intentional breach by a party of any representation, warranty or covenant set forth in this Agreement.

(b)  In the event of termination of this Agreement by Parent as provided in Section 8.01(c), then the Company shall reimburse Parent for the reasonable and documented out-of-pocket costs and expenses incurred by Parent or its affiliates in connection with this Agreement, including in respect of all reasonable and documented fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Parent or any of its affiliates in connection with this Agreement and the Transactions.

SECTION 8.03.  Amendment.  This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders, (ii) no amendment shall be made to this Agreement after the Effective Time, (iii) except as provided above, no amendment of this Agreement by the Company shall require the approval of the shareholders of the Company and (iv) any amendment of Section 10.06 or 10.10(b) or this Section 8.03 that in any way materially adversely affects the rights of the Financing Sources shall not be effective without the prior written consent of the Financing Sources.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04.  Extension; Waiver.  At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) subject to the proviso of Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement.  Subject to the proviso in Section 8.03, no extension or waiver by the Company shall require the approval of the shareholders of the Company.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05.  Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.  Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of the Company.

ARTICLE IX

Indemnification

SECTION 9.01.  Parent’s Indemnification.  From and after the Closing, Parent, Sub, the Surviving Corporation and each of their respective affiliates, officers, directors, employees, shareholders, agents and representatives (“Parent Indemnitee”) shall be indemnified and held harmless by the Escrow Fund from and against any and all Losses directly arising out of or based upon:

(a)  any misrepresentation in or breach of any representation or warranty of the Company set forth in this Agreement;

(b)  any breach or nonfulfillment prior to the Closing of any covenant, agreement or other obligation of the Company set forth in this Agreement;

(c)  consideration paid to holders of Dissenting Shares exceeding the Per Share Merger Consideration attributable to such shares, provided that the Losses attributable thereto shall be limited to the amount that such consideration exceeds the Per Share Merger Consideration attributable to such shares; and

(d)  all Indemnified Taxes.

Solely for purposes of determining the amount of Losses associated with any claim for indemnification under this Section 9.01(a) (and not, for the avoidance of doubt, for purposes of determining any misrepresentation in or breach of any representation or warranty), the representations and warranties set forth therein shall be deemed to be made as though there were no “material”, “in all material respects”, Company Material Adverse Effect or other materiality qualifier.

SECTION 9.02.  Shareholder Indemnification.  From and after the Closing, the Shareholder Representative, the holders of any shares of the Company Common Stock and their respective affiliates, officers, directors, employees, shareholders, agents and representatives (the “Shareholder Indemnitees”) shall be indemnified and held harmless by Parent, Sub and the Surviving Corporation from and against, and Parent, Sub and the Surviving Corporation shall reimburse the Shareholder Indemnitees for, any and all Losses directly arising out of or based upon:

(a)  any misrepresentation in or breach of any representation or warranty of Parent or Sub set forth in this Agreement;

(b)  any breach or nonfulfillment of any covenant, agreement or other obligation of Parent or Sub set forth in this Agreement; and

(c)  any breach or nonfulfillment after the Closing of any covenant, agreement or other obligation of Company set forth in this Agreement.

SECTION 9.03.  Defense of Third Party Claims.

(a)  If any legal proceedings shall be instituted or any claim is asserted by any third party (a “Third Party Claim”) in respect of which any party to this Agreement may have an obligation to indemnify another party to this Agreement, the party that is asserting such right to indemnity (the “Indemnified Party”) shall give the party from whom indemnity is sought (the “Indemnifying Party”) written notice thereof within 10 Business Days after receipt by such Indemnified Party of written notice of the Third Party Claim, but any failure to so notify the Indemnifying Party shall not relieve it from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is actually prejudiced thereby.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five Business Days’ time after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim, but any failure to make such deliveries to the Indemnifying Party shall not relieve it from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is actually prejudiced thereby.

(b)  If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, shall have the right, within 10 Business Days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim upon written notice to the Indemnified Party, to assume the defense thereof with counsel selected by the Indemnifying Party at its sole cost and expense; provided that such counsel is not reasonably objected to by the Indemnified Party.  Notwithstanding the foregoing, the Indemnifying Party shall not have the right to assume the defense of a Third Party Claim if (i) the claim seeks an injunction or other equitable relief; (ii) the Indemnified Parties shall have been advised by counsel that there are one or more legal or equitable defenses available to them which are different from or in addition to those available to the Indemnifying Party, and, in the reasonable opinion of the Indemnified Parties, counsel for the Indemnifying Party could not adequately represent the interest of the Indemnified Parties because such interests could be in conflict with those of the Indemnified Parties; or (iii) such claim or Action involves criminal liability.  Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in such defense but the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with such participation or otherwise in connection with the defense of such claim; provided, however, that the Indemnifying Party shall be liable for such legal expenses if the Indemnified Party determines in good faith that the incurrence of the same is appropriate in light of defenses not available to the Indemnifying Party, conflicts of interest or other similar circumstances.

(c)  If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all Indemnified Parties shall cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d)  If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party shall not, without the prior written approval of the Indemnified Party (with such approval not to be unreasonably withheld, conditioned or delayed) consent to the settlement, compromise or discharge of a Third Party Claim (i) which provides for any relief other than the payment of monetary damages or (ii) which does not include as an unconditional term thereof the giving by all third party claimants to the Indemnified Party of a release from all liability in respect thereof.

(e)  The Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(f)  If the Indemnifying Party does not assume control of the defense of such claim as provided in this Section 9.03, the Indemnified Party shall have the right to defend such Third Party Claim in such manner as it may deem appropriate at the cost and expense of the Indemnifying Party (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided above), and the Indemnifying Party will promptly reimburse the Indemnified Party therefor in accordance with this Section 9.03.  The reimbursement of fees, costs and expenses required by this Section 9.03 shall be made by periodic payments during the course of the investigations or defense, as and when bills are received or expenses incurred.

SECTION 9.04.  Other Claims.  A claim for indemnification for any matter not involving a Third Party Claim shall be asserted by the Indemnified Party to the Indemnifying Party in writing with reasonable promptness, setting forth specifically the obligation with respect to which the claim is made, the facts giving rise to and the alleged basis for such claim and, if known or reasonably ascertainable, the amount of the liability asserted or which may be asserted by reason thereof, but any failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is actually prejudiced thereby.  In the event the Indemnifying Party disputes its obligation to indemnify the Indemnified Party under this Article IX, the Indemnifying Party shall have 30 days after receipt of notice under this Section 9.04 to give written notice of such objection, and the grounds therefor, and the Indemnified Party shall thereafter have 20 days to respond in writing to the objection of the Indemnifying Party.  If after such 20-day period there remains a dispute as to any obligation, the parties shall attempt in good faith for 20 days to agree upon the rights of the respective parties with respect to such indemnification obligation.

SECTION 9.05.  Survival.  (a)  The representations and warranties of each party contained in this Agreement, other than the Tax Reps, and the covenants contained in this Agreement to the extent required to be performed prior to Closing shall survive the Closing for a period ending on the date that is 12 months after the Closing Date (the “Survival Expiration Date”), at which time such representations and warranties and covenants shall terminate and thereafter be of no force and effect.  The Tax Reps shall not survive the Closing.  Any claim for indemnity under Section 9.01 or Section 9.02 must be asserted in writing prior to the Survival Expiration Date, except for any claim for indemnity arising under Section 6.06, which must be asserted in writing prior to the date that is two years and three months after the Closing Date and any claim for indemnity pursuant to Section 9.02 related to Section 11.05.  The other covenants contained in this Agreement and the Escrow Agreement shall survive the Closing Date in accordance with their terms.

(b)  Notwithstanding Section 9.05(a), a party’s rights to indemnification under this Article IX, and the other provisions of this Article IX, shall not terminate with respect to any claim with respect to which the Indemnified Party has delivered a written notice to the Indemnifying Party prior to the Survival Expiration Date, alleging in good faith a breach of any representation, warranty or covenant or other right to indemnification and setting forth, in reasonable detail, the basis for indemnification, the facts upon which the claim for indemnification is based and an estimate in reasonable detail of the Losses incurred in connection therewith; provided, however, that the applicable representation, warranty, covenant, agreement or right to indemnification under this Article IX shall survive only until, and only for purposes of, the resolution of the matter covered by such notice.

SECTION 9.06.  Indemnification Limitations.  Notwithstanding anything to the contrary in this Agreement:

(a)  Any Parent Indemnitee or Shareholder Indemnitee shall not be entitled to indemnification for Losses under Sections 9.01(a) (other than with respect to misrepresentations of any Fundamental Rep and fraudulent misrepresentations), 9.01(b) (to the extent arising out of a breach of Section 5.01) or 9.02(a) (other than with respect to misrepresentations of any Fundamental Rep and fraudulent misrepresentations) unless (i) such Losses from any single claim or aggregated claims arising out of the same facts, events or circumstances is an amount in excess of $250,000, and (ii) the aggregate amount of all Losses for such claims by such Parent Indemnitee or Shareholder Indemnitee, as applicable, under this Agreement exceeds $20,000,000 (the “Deductible”), and then Parent Indemnitee or Shareholder Indemnitee, as applicable, may only recover for the aggregate Losses amount of all Losses in excess of the Deductible.  In no event shall the aggregate liability of the Company for all Losses under this Article IX exceed the Escrow Amount minus the amount, if any, paid to Parent out of the Escrow Fund pursuant to Section 2.02(d)(ii).  Any and all payments of any indemnification obligations to any Parent Indemnitee under this Article IX shall be made solely and exclusively from the funds, if any, then constituting the Escrow Fund.  Any Parent Indemnitee’s sole recourse for indemnity in respect of any Loss under this Article IX shall be limited solely and exclusively to the funds, if any, then constituting the Escrow Fund.  Notwithstanding anything to the contrary in this Agreement, in no event shall the aggregate liability of Parent for all Losses arising under Section 9.01(a) with respect to Sections 4.07, 4.08 and 4.09 exceed $75,000,000.

(b)  The Indemnified Party shall mitigate all Losses in accordance with applicable Law for which such Indemnified Parties are entitled or may be entitled to indemnification under this Article IX.  The amount of any Losses for which indemnification is provided for under this Article IX shall be (i) offset by any amounts actually recovered by the Indemnified Parties as a result of any indemnification by any third party and any insurance proceeds or other amounts received by the Indemnified Parties from third parties with respect to such Losses (net of the cost of recovery) and (ii) reduced to take account of any tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such Loss in the Tax year in which the Loss was incurred (or in the succeeding Tax year), in each case on a “with and without” basis.  If any such insurance proceeds and/or other amounts are actually received and/or authorized for deferred accounting by any Parent Indemnitee after receipt of any indemnification payment pursuant to this Article IX, Parent shall promptly repay to the Company such portion of such indemnification payment equal to the amounts so recovered or realized.

(c)  Any payments made pursuant to Section 2.02, 9.01 or 9.02 shall be treated as an adjustment to the purchase price for all tax purposes, unless otherwise required by a final determination (which shall include the execution of a Form 870-AD or successor form).

(d)  The amount of the Loss arising out of any item included as a liability in calculating Net Working Capital shall be calculated net of the amount so included.  The amount of the Loss arising out of any reduction in value of any Current Asset acquired at the Closing shall be calculated net of the reported value of such Current Asset used in calculating Net Working Capital.  Notwithstanding any other provision of this Agreement to the contrary, no Parent Indemnitee shall be entitled to indemnification under this Article IX for any Losses to the extent such Losses are reflected in the Final Indebtedness or in the Final Net Working Capital.

(e)  Notwithstanding anything to the contrary in this Agreement, neither the Parent Indemnitee nor Shareholder Indemnitee shall be entitled to indemnification under this Article IX with respect to any losses, liabilities, damages or expenses that are in the nature of punitive, speculative, special or treble or other multiple damages required by statute, law, ordinance, rule, regulation or code, in each case of any kind or nature, regardless of the form of action through which any of the foregoing are sought (except to the extent such damages are payable to third parties).

(f)  Notwithstanding anything to the contrary in this Agreement, no Parent Indemnitee shall be entitled to indemnification under this Article IX with respect to any breach or inaccuracy of any representation, warranty, covenant or agreement of the Company made as of the Closing Date as a result of a matter arising between the execution and delivery of this Agreement and the Closing, if:  (i) the Company provides written notice to Parent prior to Closing, describing in detail such breach or inaccuracy, (ii) Company simultaneously and irrevocably informs Parent in writing that Parent is not required to consummate the Transactions and (iii) the Closing occurs.

(g)  The representations and warranties of the Company shall not be affected or deemed waived by reason of any investigation made by or on behalf of Parent or Sub (including any of the representatives of Parent or Sub) or by reason of the fact that Parent or Sub or any of the representatives of Parent or Sub knew or should have known that any such representation or warranty is or might be inaccurate.

SECTION 9.07.  Release of Escrow Fund.  (a)  As promptly as practicable and in any event no later than the third Business Day following the Survival Expiration Date, Parent shall provide to the Shareholder Representative (i) a written notice of its reasonable and good faith determination of the Projected Indemnity Amount, together with reasonable supporting calculations and documentation, and (ii) a written notice duly executed by Parent instructing the Escrow Agent to release an amount of cash from the Escrow Fund equal to the amount by which the amount of the Escrow Fund as of the Survival Expiration Date exceeds the Projected Indemnity Amount so determined by Parent (such notice, the “Expiration Date Release Notice”).  The Shareholder Representative shall promptly execute the Expiration Date Release Notice following receipt and delivery of the same to the Escrow Agent, whereupon the Escrow Agent will release the relevant funds from the Escrow Fund.  Promptly following resolution of all claims for indemnification from the Escrow Fund that were pending as of the Survival Expiration Date, the Shareholder Representative and Parent shall jointly instruct the Escrow Agent to release all cash then constituting the Escrow Fund.  The term “Projected Indemnity Amount” means the maximum aggregate amount of Losses that, as of the Survival Expiration Date, would reasonably be expected to be indemnified by the Escrow Fund pursuant to this Article IX in respect of claims that have been timely asserted but not finally resolved by such date; provided, however, that in the case of any claim under Section 9.01(d), such claim is limited to an amount of Indemnified Tax that is (i) shown as due on a Tax Return for a Pre-Closing Tax Period, (ii) with respect to an item for which a Governmental Entity has identified in writing an issue and has provided, in writing, sufficient information to determine the nature and, taking into account the relevant Tax Return and accompanying work papers, amount of the issue, or (iii) with respect to a Tax position for which a reserve has been established for financial reporting purposes.  Anything to the contrary in the foregoing notwithstanding, the execution and delivery of an Expiration Date Release Notice by the Shareholder Representative shall not prevent or otherwise impair the Shareholder Representative from disputing the Projected Indemnity Amount or any liability in respect of claims included in the determination of the Projected Indemnity Amount.

(b)  If all or any portion of the Escrow Fund is released as provided in Section 9.07(a), the Shareholder Representative and Parent shall, with respect to any such release, jointly instruct the Escrow Agent to use the remaining portion to make payments in the manner contemplated by clauses (A) and (B) of Section 2.02(d)(i).

SECTION 9.08.  Exclusive Remedy.  (a)  Except as otherwise specifically provided in Sections 2.02 and 10.09 and claims for fraud, each party to this Agreement acknowledges that its sole and exclusive remedy after the Closing with respect to any and all claims relating to or arising out of this Agreement and the Transactions, the Company or any Company Subsidiary or any of their respective assets and liabilities shall, in each case, be pursuant to the indemnification provisions set forth in this Article IX.  In furtherance of the foregoing, except as otherwise specifically provided in Sections 2.02 and 10.09 and claims for fraud, each of Parent and the Shareholder Representative hereby waives, from and after the Closing, any and all rights, claims and causes of action it may have relating to or arising out of this Agreement, any document or certificate delivered in connection herewith, any applicable Law, common law or otherwise except pursuant to the indemnification provisions set forth in this Article IX.  Nothing in this Section 9.08(a) shall limit any third-party beneficiary rights conferred to any individual under Section 2.05, 6.06 or 6.08.

(b)  After the Closing, no party may bring any suit, action or proceeding seeking to rescind the Transactions or this Agreement, whether based on fraud, gross negligence, negligence, breach of contract, breach of statute or otherwise.

ARTICLE X

General Provisions

SECTION 10.01.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)  if to Parent or Sub, to:

Hill-Rom, Inc.
Two Prudential Plaza
Suite 4100
180 N. Stetson Avenue
Chicago, IL 60601
Attention: Susan R. Lichtenstein
Senior Vice President, Corporate Affairs and Chief Legal Officer

with a copy (which shall not constitute notice) to:
Winston & Strawn
35 West Wacker Drive
Chicago, IL  60601
Facsimile:  (312) 558-5700
Attention:      Steven J. Gavin
Brian M. Schafer

(b)  if to the Company, to:

Welch Allyn Holdings, Inc.
4341 State Street Road
P.O. Box 220
Skaneateles Falls, NY 13153-0220
Attention:  Gregory D. Porter, Esq., Executive Vice President &
Corporate Secretary, Chief Legal, Regulatory & Quality
Officer

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Fax:  212-474-3700
Attention:  Richard Hall, Esq.
Susan Webster, Esq.

SECTION 10.02.  Definitions.  For the purposes of this Agreement:

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Close of Business” means 5:00 p.m., New York time.

“Combined Company” means the Company, the Company Subsidiaries, Parent and the subsidiaries of Parent, taken as a whole, combined in the manner currently intended by the parties.

“Combined Company Material Adverse Effect” means any event, circumstance, development, condition, occurrence, state of facts, change or effect that, individually or in the aggregate with any other event, circumstance, development, condition, occurrence, state of facts, change or effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of the Combined Company, other than any one or more of the following, and any event, circumstance, development, condition, occurrence, state of facts, change or effect resulting therefrom:  (i) the effect of any change in the United States or foreign economies or securities or financial markets in general; (ii) the effect of any change that generally affects any industry in which the Combined Company or any of its subsidiaries operates; (iii) the effect of any change arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) the effect of any changes in applicable Laws or accounting rules or, in each case, the interpretation thereof; (v) the failure of the Company or any Company Subsidiary or Parent or any subsidiary of Parent to meet internal projections; or (vi) actions required to be taken by the Company or any Company Subsidiary under this Agreement, in each case of clauses (i) through (iv) above, only to the extent that such effect does not have a disproportionate effect on the Combined Company as compared to other participants in the industry in which the Combined Company operates.

“Company Affiliate” means (a) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, shareholders or otherwise), (b) any director, officer or employee of (i) the Company or (ii) any person who controls the Company or any Company Subsidiary and (c) any affiliate of the Company.

“Company Deferred Compensation Plans” means the Deferred Compensation Plan for Certain Executive Employees of Welch Allyn Companies (amended and restated as of January 1, 2012) and the Deferred Compensation Plan for the Board of Directors of the Company (amended and restated as of January 1, 2012).

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent in connection with the execution and delivery by the parties of this Agreement.  The Company Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the numbered and lettered sections and subsections contained in Articles III, V and VI, and the disclosure in any section or subsection shall be deemed to qualify other sections and subsections of Articles III, V and VI to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections and subsections.

“Company Material Adverse Effect” means any event, circumstance, development, condition, occurrence, state of facts, change or effect that, individually or in the aggregate with any other event, circumstance, development, condition, occurrence, state of facts, change or effect, has had or would reasonably be expected to have (a) a material adverse effect on the business, assets, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, or (b) a material adverse effect on the ability of the Company to consummate the Merger and the other Transactions, in either case, other than any one or more of the following, and any event, circumstance, development, condition, occurrence, state of facts, change or effect resulting therefrom:  (i) the effect of any change in the United States or foreign economies or securities or financial markets in general; (ii) the effect of any change that generally affects any industry in which the Company or any of the Company Subsidiaries operates; (iii) the effect of any change arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) the effect of any action taken by Parent or its affiliates with respect to the Transactions or with respect to the Company or any Company Subsidiary; (v) the effect of any changes in applicable Laws or accounting rules or, in each case, the interpretation thereof; (vi) the failure of the Company or any Company Subsidiary to meet internal projections; (vii) compliance with the terms of, or taking any action required by, this Agreement; or (viii) any effect resulting from the public announcement of this Agreement, the consummation of the Transactions or taking any action consented to by Parent, in each case of clauses (i) through (iii) and (v) above, only to the extent that such effect does not have a disproportionate effect on the Company and the Company Subsidiaries as compared to other participants in the industry in which the Company and the Company Subsidiaries operate.

“Contract” means any contract or agreement to which the Company or any Company Subsidiary is a party or is bound as of the date hereof.

“DISC Common Stock” means an issued share of common stock of the DISC.

“Executive Severance Plans” means the Company Executive Severance Pay Plan, effective August 1, 2011 and the Company Executive Severance Pay Plan II, effective March 31, 2015.

“FDA” means the United States Food and Drug Administration.

“FDCA” shall mean the Federal Food, Drug and Cosmetic Act, including the rules and regulations of the FDA promulgated thereunder.

“Flow-Through Entity” means (i) any entity, plan or arrangement that is treated for income Tax purposes as a partnership, (ii) a “controlled foreign corporation” within the meaning of Section 957 of the Code, or (iii) a “passive foreign investment corporation” within the meaning of Section 1297 of the Code.

“Fundamental Reps” means the representations and warranties set forth in Section 3.01 (Organization, Standing and Power), Section 3.02 (Company Subsidiaries; Equity Interests), Section 3.03 (Capital Structure), Section 3.04 (Authority; Execution and Delivery; Enforceability), Section 3.10(l) (LTIP Cash Incentive Awards), Section 3.18 (Brokers of the Company), Section 4.01 (Organization, Standing and Power), Section 4.02 (Sub and Parent), Section 4.03 (Authority; Execution and Delivery; Enforceability) and Section 4.05 (Brokers).

“Indemnified Taxes” (and the correlative meaning “Indemnified Tax”) means, without duplication, any of the following Taxes (in each case, whether imposed, assessed, due or otherwise payable directly, as a successor or transferee, jointly and/or severally pursuant to a Contract or other agreement entered (or assumed) by the Company or any Company Subsidiary on or prior to the Closing Date, in connection with the filing of a Tax Return, as a result of an assessment or adjustment by any Governmental Entity, or by means of withholding, or for any other reason, and whether disputed or not):

(i) All Taxes of the Company or any Company Subsidiary (other than Transfer Taxes) for any Pre-Closing Tax Period, or portion of any Straddle Period ending on the Closing Date to the extent not accrued as current liability in the calculation of Final net Working Capital;

(ii) All Taxes for which the Company or any Company Subsidiary is liable (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Laws) as a result of being a member of (or leaving) an Affiliated Group, but excluding the Company Affiliated Group (the Taxes of which are governed by (i)), on or before the Closing Date; and

(iii) To the extent not governed by (i) or (ii), all Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any refund (whether as cash or a credit or offset against Taxes otherwise payable) that (a) was received by the Company or any Company Subsidiary on or before the Closing Date, or (b) gave rise to a payment to holders of the Company Common Stock, under Section 11.05.

“Judgment” means any judgment, injunction, order, decree or arbitration award.

“knowledge” means, with respect to the Company, the actual knowledge of the persons set forth in Section 10.02 of the Company Disclosure Letter.

“Law” means any statute, law, ordinance, rule regulation, code, or Judgment.

“Parent Phase Is” means the Phase I environmental site assessments and associated reports conducted by or on behalf of Buyer for the Company Real Properties located at 4341 State Street Road, Skaneateles Falls, NY; 4619 Jordan Road, Skaneateles Falls, NY; and Calle Emilio Flores 2471, Canon del Padre, 22203 Tijuana, Baja California, Mexico.

“Parent’s Stock Incentive Plan” means the Parent Stock Incentive Plan or any successor to such plan under which Parent makes grants of equity, equity-based or phantom equity awards to its senior executives.

“Permitted Liens” means (i) statutory or common law liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith by appropriate proceedings, (ii) applicable zoning, building or other similar Laws or restrictions, (iii) any conditions that may be shown by a current accurate survey or physical inspection of any real property, (iv) any Liens that have been placed by an owner or other third party on real property over which the Company or any Company Subsidiary, as applicable, has easement rights and subordination or similar agreements relating thereto (v) easements, covenants, conditions, rights-of-way, charges, restrictions and other similar encumbrances, provided any such items in clauses (ii), (iii), (iv) or (v) either individually or in the aggregate would not reasonably be expected materially to impair the continued use and operation of the real property to which they relate in the conduct of the business of the Company as currently conducted thereon, (vi) Liens to secure landlords, lessors or renters under leases or rental agreements incurred in the ordinary course of business, (vii) the terms of any lease or license with respect to the property leased or licensed thereby, (viii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security programs, (ix) Liens in favor of carriers, warehousemen, mechanics and materialmen, Liens to secure claims for labor, materials or supplies and other like Liens incurred in the ordinary course of business for amounts not yet due and payable or for amounts being contested in good faith by appropriate proceedings, (x) conditional sales or similar security interests granted in connection with the lease or purchase of equipment or supplies in the ordinary course of business, (xi) restrictions on transfer of securities imposed by applicable securities Laws, (xii) liens permitted under the Revolving Credit Agreement and (xiii) other imperfections of title or encumbrances, if any, that, individually or in the aggregate would not reasonably be expected materially to impair, the continued use and operation of the asset to which they relate in the conduct of the business of the Company as presently conducted.

“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Post-Closing Tax Period” means any taxable period (or portion of a Straddle Period) that begins after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion of a Straddle Period) that ends on or before the Closing Date.

“Revolving Credit Agreement” means the Amended and Restated Credit Agreement dated as of June 21, 2013, among Welch Allyn Holdings, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Exchange Act” means the Securities Exchange Act of 1934.

“Shareholder Representative” means the person designated by the Company pursuant to Section 6.10(e) and any successor to such person designated pursuant to Section 6.10(e).

“Shareholders Agreement” means the Shareholders’ Agreement for Welch Allyn Holdings, Inc., dated as of February 5, 2014, as amended pursuant to the First Amendment to the Shareholders’ Agreement for Welch Allyn Holdings, Inc. dated as of June 4, 2015.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, a majority of the equity interests of which), is owned directly or indirectly by such first person.

“Tax Reps” means the representations and warranties contained in Section 3.09.

“Voting Trust Agreement” means the Voting Trust Agreement among certain shareholders of the Company, dated as of February 5, 2014.

SECTION 10.03.  Interpretation; Exchange Rate.  (a)  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated.  All Exhibits and schedules annexed hereto or referred to herein and the Company Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth in full herein and are an integral part of this Agreement.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.   All references herein to “dollars”, “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States.  All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.

(b)  Subject to the last sentence of this Section 10.03(b), in the event a value expressed or denominated in a currency is to be expressed or denominated in another currency for purposes of this Agreement, the relevant currency conversion shall be made using the mid-point foreign exchange rate provided by Bloomberg as at the Close of Business on the Business Day prior to the Closing Date.  To the extent a relevant foreign exchange rate is not provided by Bloomberg, such exchange rate for purposes of this Agreement shall be the mid-point official foreign exchange rate published by the local central bank (or equivalent institution) of the relevant jurisdiction on the Business Day prior to the Closing Date.

(c)  With respect to estimates of values to be made under Article II, which estimates are required to be made prior to the time the relevant foreign exchange rate determined in accordance with Section 10.03(b) is available, such estimate shall be made using a good faith determination of the applicable currency conversion rate at the time such estimate is made.

SECTION 10.04.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 10.05.  Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 10.06.  Entire Agreement; No Third-Party Beneficiaries.  This Agreement together with the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (ii) are not intended to confer upon any person other than the parties any rights or remedies, except for (A) any third-party beneficiary rights conferred to any individuals under Sections 2.05, 6.06 or 6.08, (B) following the Effective Time, the provisions of Article II shall be enforceable by persons that immediately prior to the Effective Time held shares of Company Common Stock, Phantom Shares or PHASARs, (C) prior to the Effective Time, each holder of Company Common Stock, Phantom Shares or PHASARs shall be a third party beneficiary of this Agreement for the purpose of pursuing claims for damages (including damages based on the loss of the economic benefits of the Merger, including to such holder) under this Agreement in the event of a failure by Parent or Sub to effect the Merger as required by this Agreement or a material breach by Parent or Sub that contributed to a failure of any of the conditions to Closing being satisfied and (D) the third-party beneficiary rights conferred to the Financing Sources pursuant to Sections 8.03, 9.08 and 10.10(b) and this Section 10.06.

SECTION 10.07.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 10.08.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Sub of any of its obligations under this Agreement.  Any purported assignment without such consent shall be null and void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 10.09.  Specific Performance.  (a)  The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions.  Subject to the immediately following sentence, the parties acknowledge and agree that (i) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.10 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.

(b)  Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.09 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions. If, prior to the Outside Date, any party brings any suit, action or proceeding, in each case in accordance with Section 10.10, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, the Outside Date shall automatically be extended by (i) the amount of time during which such suit, action or proceeding is pending, plus 20 Business Days or (ii) such other time period established by the court presiding over such suit, action or proceeding, as the case may be.

SECTION 10.10.  Jurisdiction; Consent to Service of Process.  (a)  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in (i) the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan in the City of New York, or (ii) the United States District Court for the Southern District of New York, as applicable. In addition, each of the parties hereto hereby irrevocably (A) submits to the jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waives the defense of an inconvenient forum to the maintenance of any such action or proceeding, (B) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (C) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than such courts specified in clauses (i) and (ii) above and (D) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or the Transactions.  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of New York.  The parties hereto agree that service of process by certified mail, return receipt requested, to the address for notices set out in Section 10.01 shall be sufficient to satisfy all legal requirements for service of process. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)  NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH OF THE PARTIES HERETO EXPRESSLY AGREE (I) THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE AGENTS, ARRANGERS, LENDERS OR ENTITIES COMMITTING TO PROVIDE FINANCING IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTION, THE COMMITMENT LETTER, AND THE PARTIES TO ANY JOINDER AGREEMENTS, INDENTURES OR CREDIT AGREEMENTS ENTERED PURSUANT THERETO OR RELATING THERETO, TOGETHER WITH THEIR RESPECTIVE AFFILIATES AND ANY SUCH AFFILIATES’ RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND REPRESENTATIVES INVOLVED IN ANY SUCH FINANCING AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS (COLLECTIVELY, THE “FINANCING SOURCES”) ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, THE TRANSACTION OR THE COMMITMENT LETTER IN ANY FORUM OTHER THAN ANY STATE OR FEDERAL COURT LOCATED IN THE BOROUGH OF MANHATTAN, NEW YORK, (II) TO WAIVE AND HEREBY WAIVES (1) ANY RIGHT TO TRIAL BY JURY, (2) ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY PROCEEDING IN ANY SUCH COURT REFERRED TO IN CLAUSE (II), (3) THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH PROCEEDING IN ANY SUCH COURT REFERRED TO IN CLAUSE (II), AND (4) AGREE THAT A FINAL JUDGMENT IN ANY SUCH PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR ANY OTHER MANNER PROVIDED BY LAW, IN EACH CASE, IN RESPECT OF ANY SUCH ACTION AND (III) THAT ANY SUCH ACTION (OR INTERPRETATION OF THIS AGREEMENT) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW RULES OF SUCH STATE THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER STATE.  NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH OF THE PARTIES HERETO EXPRESSLY AGREES THAT NONE OF THE FINANCING SOURCES WILL HAVE ANY LIABILITY OR OBLIGATION TO THE COMPANY, ANY COMPANY AFFILIATE, ANY SELLER OR THE SHAREHOLDER REPRESENTATIVE RELATING TO OR ARISING OUT OF THIS AGREEMENT, THE TRANSACTION OR THE COMMITMENT LETTER, WHETHER AT LAW, OR EQUITY, IN CONTRACT, IN TORT OR OTHERWISE, AND NONE OF THE COMPANY, ANY COMPANY AFFILIATE, ANY SELLER OR THE SHAREHOLDER REPRESENTATIVE WILL HAVE ANY DIRECT RIGHTS OR CLAIMS AGAINST ANY OF THE FINANCING SOURCES UNDER THE COMMITMENT LETTER.  NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH OF THE PARTIES HERETO EXPRESSLY AGREES THAT IN NO EVENT SHALL THE COMPANY, ANY COMPANY AFFILIATE, ANY SELLER OR THE SHAREHOLDER REPRESENTATIVE BE ENTITLED TO SEEK THE REMEDY OF SPECIFIC PERFORMANCE OF THIS AGREEMENT OR THE COMMITMENT LETTER AGAINST THE FINANCING SOURCES; PROVIDED THAT NOTHING HEREIN TO THE CONTRARY SHALL PROHIBIT (I) PARENT FROM ENFORCING ITS RIGHTS DIRECTLY AGAINST THE FINANCING SOURCES UNDER THE COMMITMENT LETTER OR CAUSING THE FINANCING SOURCES TO FUND (INCLUDING BY SEEKING SPECIFIC PERFORMANCE THEREUNDER) PURSUANT TO THE COMMITMENT LETTER AND (II) THE COMPANY OR THE SHAREHOLDER REPRESENTATIVE FROM SEEKING SPECIFIC PERFORMANCE PURSUANT TO SECTION 10.09 TO CAUSE PARENT TO COMPLY WITH SECTION 6.11.

SECTION 10.11.  Provision with Respect to Legal Representation.  Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and affiliates, that Cravath, Swaine & Moore LLP may serve as counsel to each and any holder of Company Common Stock and their respective affiliates (the “Shareholder Group”), on the one hand, and the Company and Company Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions, and that, following consummation of the Transactions, Cravath, Swaine & Moore LLP may serve as counsel to any member of the Shareholder Group or any director, member, partner, officer, employee or affiliate of the Shareholder Group, or any holders or former holders of Phantom Shares or PHASARs or past or present officers, directors or employees of the Company, in each case, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions notwithstanding such representation and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any affiliate thereof to consent to waive any conflict of interest arising from such representation.  In connection with any dispute that may arise between the Shareholder Group and Parent or the Surviving Corporation, the individual members of the Shareholder Group involved in such dispute (and not Parent or the Surviving Corporation) will have the right to decide whether or not to waive any attorney client privilege that may apply to any communications between the Company and Cravath, Swaine & Moore LLP that occurred before the Closing.

SECTION 10.12.  Parent Acknowledgement.  (a)  Parent is knowledgeable about the business engaged in by the Company and the Company Subsidiaries and about the usual and customary practices of companies engaged in businesses similar to such business.  Parent acknowledges and agrees that the representations and warranties set forth in Article III constitute the sole and exclusive representations and warranties of the Company to Parent in connection with the Transactions, and there are no other representations or warranties, oral or written, in relation thereto between the parties other than those incorporated therein.  Except for the representations and warranties expressly set forth in Article III, Parent disclaims reliance on any representations or warranties, either express or implied, by or on behalf of the Company or any Company Subsidiary or their affiliates or representatives.

(b)  Parent represents that it is a sophisticated party.  Parent acknowledges and agrees that any financial forecasts or projections relating to the Company and the Company Subsidiaries prepared by or on behalf of the Company or the Shareholder Representative have been provided to Parent with the understanding and agreement that neither the Company nor the Shareholder Representative is making any representation or warranty with respect to such forecasts or projections and that actual future results may vary from such forecasts or projections based upon numerous factors.

SECTION 10.13.  Shareholder Representative Acknowledgement.   The Shareholder Representative acknowledges and agrees, on behalf of each holder of Company Common Stock, Phantom Shares or PHASARs, that the representations and warranties set forth in Article IV constitute the sole and exclusive representations and warranties of Parent and Sub to the Company in connection with the Transactions, and there are no other representations or warranties, oral or written, in relation thereto between the parties other than those incorporated therein.  Except for the representations and warranties expressly set forth in Article IV, the Shareholder Representative, on behalf of each holder of Company Common Stock, Phantom Shares or PHASARs,  disclaims reliance on any representations or warranties, either express or implied, by or on behalf of Parent or Sub or their affiliates or representatives.

SECTION 10.14.  Affiliate Liability.  Other than the Shareholder Representative as specifically provided for herein, no Company Affiliate shall have any personal liability or personal obligation to Parent or Sub of any nature whatsoever in connection with or under this Agreement, and Parent and Sub hereby waive and release all claims of any such liability and obligation.

ARTICLE XI

Taxes

SECTION 11.01.  Tax Returns.  (a)  The Company shall (A) prepare and timely file, (or cause the applicable Company Subsidiary to prepare and timely file) all Tax Returns of the Company and each Company Subsidiary due (after taking into account all appropriate extensions) on or prior to the Closing Date (“Company Prepared Returns”) and (B) timely pay (or cause the applicable Company Subsidiary to timely pay) all Taxes that are shown as payable with respect to Company Prepared Returns.  All Company Prepared Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Company or the applicable Company Subsidiary and, to the extent applicable, the conventions provided for in accordance with Section 11.01(c).  Parent shall not amend or cause the Company to amend any Company Prepared Return or other Tax Return for a Pre-Closing Tax Period unless (i) such amendment is required to claim a Seller Refund under Section 11.05, (ii) the Shareholder Representative consents in writing to such amendment, (iii) Parent waives any rights to indemnification under Section 9.01(d) in respect of any matters related to such amendment or (iv) such amendment as is required by Law.

(b)  Parent shall cause the Company and each Company Subsidiary to prepare and timely file all Tax Returns of the Company and each Company Subsidiary due after the Closing Date (the “Parent Prepared Returns”).  All Parent Prepared Returns relating to a taxable period that ends on or prior to the Closing Date, and all amendments of Company Prepared Returns required to claim carrybacks of tax attributes shown on such Parent Prepared Returns, shall be filed within seven months following the Closing Date.  To the extent that a Parent Prepared Return relates solely to a Pre-Closing Tax Period, such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods, and, to the extent applicable, the conventions provided in Section 11.01(c), unless, as reasonably determined by Parent, otherwise required by applicable Law.  Each Parent Prepared Return that shows an Indemnified Tax shall be submitted to the Shareholder Representative for its review and comment at least 30 days prior to the date the Tax Return is required to be filed under this Section 11.01(b).  Parent shall incorporate any reasonable comments made by the Shareholder Representative in the final Tax Return prior to filing.  No failure or delay of Parent in providing Parent Prepared Returns for the Shareholder Representative to review shall reduce or otherwise affect the obligations or liabilities of the Shareholder Representative pursuant to this Agreement, except to the extent the Shareholder Representative was actually prejudiced by such failure or delay.

(c)  The Shareholder Representative and Parent agree with respect to certain Tax matters as follows:

(i) To the extent permissible (or required) under applicable Laws, elect to have each Tax year of the Company and each Company Subsidiary to end as of the end of the Closing Date;

(ii) Unless otherwise required by a determination of a Governmental Entity that is final, neither Shareholder Representative nor Parent shall take any position (and Parent shall not allow the Company or any Company Subsidiary to take any position) during the course of any audit or other proceedings with respect to any Taxes or Tax Returns (whether or not a Tax Contest) that is inconsistent with any election, position, or other decision that is to be made in accordance with this Section 11.01(c).

SECTION 11.02.  Apportionment of Taxes.  For purposes of determining the amount of Taxes that relate to a Pre-Closing Tax Period the parties agree as follows:

(a)  In the case of property Taxes and other similar Taxes imposed on a periodic basis, the amounts that are attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(b)  In the case of all other Taxes (including income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Company or Company Subsidiary filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending on as of the end of the day on the Closing Date using a “closing of the books methodology” (including for any Flow-Through Entity in which the Company or any Company Subsidiary holds an interest). For purposes of this clause (ii), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (i) for periodic Taxes.

(c)  All Taxes in the form of interest or penalties that relate to Taxes for any Pre-Closing Tax Period (or portion of any Straddle Period ending on the Closing Date) shall be treated as occurring in a Pre-Closing Tax Period (or the portion of the Straddle Period ending on the Closing Date) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.

SECTION 11.03.  Cooperation.  Parent, the Company, and the Shareholder Representative shall (and shall cause their respective affiliates to) (i) assist in the preparation and timely filing of any Tax Return of the Company or any Company Subsidiary; (ii) assist in any audit or other proceeding with respect to Taxes or Tax Returns of the Company or any Company Subsidiary (whether or not a Tax Contest);  (iii) make available any information, records, or other documents relating to any Taxes or Tax Returns of the Company or any Company Subsidiary; (iv) provide any information necessary or reasonably requested to allow Parent, the Company, or any Company Subsidiary to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws; (v) provide any information necessary or reasonably requested to permit Parent, the Company, and the Exchange Agent to comply with its information reporting and withholding obligations with respect to any payments made pursuant to this Agreement; and (vi) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

SECTION 11.04.  Tax Contests.  Parent shall control, or cause the Company or applicable Company Subsidiary to control, the conduct of any audit, IRS Compliance Assurance Process proceeding, or other proceeding relating to Taxes of the Company or any Company Subsidiary (a “Tax Contest”); provided, however, that the Shareholder Representative, at its sole cost and expense, shall have the right to control any such Tax Contest to the extent it relates to a Pre-Closing Tax Period (other than a Straddle Period).  For the avoidance of doubt, to the extent there is a conflict between this Section 11.04 and any provisions of Section 9.03, this Section 11.04 shall control.

SECTION 11.05.  Tax Refunds.

(a)    (i) All refunds of Taxes of the Company or any Company Subsidiary for any Pre-Closing Tax Period, subject to Section 11.05(c) (other than refunds of Transfer Taxes, which shall be allocated in the same manner as Transfer Taxes are allocated under Section 6.07) and (ii) any Tax benefit resulting from the payment of (x) the Change in Control Payments, (y) any amounts payable pursuant to Section 2.05 in respect of PHASARs and PSU Awards, including the Phantom Equity Payments and (z) the balance as of the Closing Date in respect of the Company Deferred Compensation Plans (without duplication and in each case, whether in the form of cash received from the applicable Governmental Entity or a credit or offset against Taxes otherwise payable for any Post-Closing Tax period) shall be for the benefit of the holders of the Company Common Stock, PHASARs and PSU Awards (each such refund, credit or offset, a “Seller Refund”).

(b)  To the extent that Parent, the Company, or any Company Subsidiary becomes entitled to a Seller Refund, including as a result of the ability to carry back any net operating loss or other Tax attribute or Tax credit (which carryback shall not be waived), Parent shall take such actions as are necessary to obtain such Seller Refund, and pay to the Shareholder Representative for distribution to the holders of the Company Common Stock, PHASARS and PSU Awards in accordance with their Per Share Phantom Portion the amount of such Seller Refund (without interest other than interest received from the Governmental Entity), net of any Taxes and any out-of-pocket expenses that Parent, the Company, or any Company Subsidiary or any of their affiliates incur (or has or will incur) with respect to such Seller Refund (and related interest).  The net amount due to the Shareholder Representative shall be payable 10 days after receipt of the Seller Refund from the applicable Governmental Entity (or, if the Seller Refund is in the form of credit, offset, or other reduction of Tax, 10 days after filing the Tax Return claiming such reduction).

Section 11.05(a)(i) shall not require that Parent make any payment with respect to (i) any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in Post-Closing Tax Period; (ii) any refund of Tax resulting from the payments of Taxes made on or after Closing Date to the extent Parent, Company, or the applicable Company Subsidiary has not been indemnified for such Taxes; (iii) any refund for Tax that is reflected as a current asset (or offset to a current liability) on the Final Net Working Capital; or (iv) any refund for Tax that gives rise to a payment obligation by the Company or any Company Subsidiary to any person under applicable Law or pursuant to a provision of a Contract or other agreement entered (or assumed) by the Company (or any Company Subsidiary) on or prior to the Closing Date.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, Sub, the Company and the Shareholder Representative have duly executed this Agreement, all as of the date first written above.

WELCH ALLYN HOLDINGS, INC.
by
/s/ Stephen F. Meyer
Name: Stephen F. Meyer
Title: President and Chief Executive Officer

/s/ Jon A. Soderberg
Name: Jon A. Soderberg
Title: Executive Vice President and Chief
Corporate Development Officer

[Merger Agreement]

HILL-ROM HOLDINGS, INC.,

by
/s/ John J. Greisch
Name: John J. Greisch
Title: President and CEO

[Merger Agreement]

EMPIRE MERGER SUB CORP.,

by
/s/ John J. Greisch
Name: John J. Greisch
Title: President and Treasurer

[Merger Agreement]

Annex B
Index of Defined Terms

Term	Section
Acquisition Transaction	Section 6.13
Action	Section 3.11(c)
affiliate	Section 10.02
Affiliated Group	Section 2.02(f)
Aggregate Grant Price	Section 2.02(f)
Agreement	Preamble
Alternative Financing	Section 6.11(c)
Audited Balance Sheet	Section 3.06(a)
Authorization Notice	Section 6.02(b)
Award Executives	Section 6.06(a)
Balance Sheet Principles	Section 2.02(a)
Base Cash Consideration	Section 2.02(f)
Benefit Agreement	Section 3.10(b)
Benefit Plan	Section 3.10(a)
Business Day	Section 10.02
Cash and Cash Equivalents	Section 2.02(f)
CBA	Section 3.11(a)
Certificate of Merger	Section 1.03
Certificates	Section 2.04(a)
Change in Control Payments	Section 2.02(f)
Close of Business	Section 10.02
Closing	Section 1.02
Closing Cash	Section 2.02(b)
Closing Date	Section 1.02
Closing Indebtedness	Section 2.02(b)
Closing Net Working Capital	Section 2.02(b)
Closing Other Adjustments	Section 2.02(b)
Closing Statement	Section 2.02(b)
Code	Section 2.04(f)
Combined Company	Section 10.02
Combined Company Material Adverse Effect	Section 10.02
Commitment Letter	Section 4.06
Commonly Controlled Entity	Section 3.10(a)
Company	Preamble
Company Affiliate	Section 10.02
Company Affiliated Group	Section 2.02(f)
Company Board	Section 3.04(b)
Company Bylaws	Section 3.01(b)
Company Charter	Section 3.01(b)
Company Class A Common Stock	Recitals
Company Class B Common Stock	Recitals

Term	Section
Company Common Stock	Recitals
Company Deferred Compensation Plans	Section 10.02
Company Disclosure Letter	Section 10.02
Company Incentive Plans	Section 2.02(f)
Company Intellectual Property	Section 3.17(a)
Company Leased Real Property	Section 3.08(a)
Company Material Adverse Effect	Section 10.02
Company Owned Real Property	Section 3.08(a)
Company Personnel	Section 3.10(f)
Company Prepared Returns	Section 11.01(a)
Company Product	Section 3.13(b)
Company Real Property	Section 3.08(a)
Company Recommendation	Section 3.04(b)
Company Regulatory Permits	Section 3.13(b)
Company Shareholder Approval	Section 3.04(c)
Company Subsidiaries	Section 3.01(a)
Confidentiality Agreement	Section 6.03
Consent	Section 3.05(b)
Continuing Employee	Section 6.06(a)
Contract	Section 10.02
Current Assets	Section 2.02(f)
Current Liabilities	Section 2.02(f)
D&O Insurance	Section 6.08(b)
Deductible	Section 9.06(a)
Definitive Agreements	Section 6.11(a)
DISC	Section 2.02(f)
DISC Common Stock	Section 10.02
Dissenting Shares	Section 2.01(d)
Effective Time	Section 1.03
Employment Law	Section 3.11(c)
Environmental Insurance Policy	Section 3.14
Environmental Laws	Section 3.14
Environmental Permits	Section 3.14
Environmental Proceedings	Section 3.14
ERISA	Section 3.10(a)
Escrow Agent	Section 2.03
Escrow Agreement	Section 2.03
Escrow Amount	Section 2.02(f)
Escrow Fund	Section 2.02(e)
Estimated Cash	Section 2.02(a)
Estimated Indebtedness	Section 2.02(a)
Estimated Net Working Capital	Section 2.02(a)
Estimated Other Adjustments	Section 2.02(a)
Exchange Agent	Section 2.04(a)

Term	Section
Exchange Fund	Section 2.04(a)
Excluded Acquisition Related Liabilities	Section 2.02(f)
Executive Severance Plans	Section 10.02
Expiration Date Release Notice	Section 9.07(a)
FDA	Section 10.02
FDCA	Section 10.02
Final Cash	Section 2.02(f)
Final Indebtedness	Section 2.02(f)
Final Net Working Capital	Section 2.02(f)
Final Other Adjustments	Section 2.02(f)
Financial Statements	Section 3.06(a)
Financing	Section 4.06
FINANCING SOURCES	Section 10.10(b)
Flow-Through Entity	Section 10.02
Foreign Plan	Section 3.10(k)
Form S-4	Section 6.01(a)
Fundamental Reps	Section 10.02
GAAP	Section 2.02(a)
Governmental Authorizations	Section 3.15
Governmental Entity	Section 3.05(b)
Grant Price	Section 2.02(f)
Healthcare Laws	Section 3.13(a)
Healthinterlink Acquisition	Section 2.02(f)
HSR Act	Section 3.05(b)
Hubble Acquisition	Section 2.02(f)
Included Acquisition Related Liabilities	Section 2.02(f)
Indebtedness	Section 2.02(f)
Indemnified Party	Section 9.03(a)
Indemnified Tax	Section 10.02
Indemnifying Party	Section 9.03(a)
Intellectual Property	Section 3.17(g)
Interim Balance Sheet	Section 3.06(a)
Judgment	Section 10.02
knowledge	Section 10.02
Law	Section 10.02
Letter of Transmittal	Section 2.04(b)
Liens	Section 3.02(a)
Losses	Section 6.08(a)
LTIP Cash Incentive Amount	Section 2.02(f)
LTIP Cash Incentive Awards	Section 2.02(f)
LTIP Cash Incentive Payment	Section 2.05(a)(iii)
Marketing Period	Section 6.11(c)
Material Contract	Section 3.16(a)
Merger	Recitals

Term	Section
Net Adjustment Amount	Section 2.02(f)
Net Working Capital	Section 2.02(f)
NYBCL	Section 1.01
Ordinary Course Tax Provisions	Section 3.09(d)
Other Adjustments	Section 2.02(f)
Outside Date	Section 8.01(b)(i)
Parent	Preamble
Parent Common Stock	Section 2.02(f)
Parent Indemnitee	Section 9.01
Parent Material Adverse Effect	Section 4.01
Parent Phase Is	Section 10.02
Parent Prepared Returns	Section 11.01(b)
Parent SEC Reports	Section 4.09(a)
Parent’s Stock Incentive Plan	Section 10.02
Pediavision Acquisition	Section 2.02(f)
Per Share Cash Closing Consideration	Section 2.02(f)
Per Share Cash Consideration	Section 2.02(f)
Per Share Merger Consideration	Section 2.02(f)
Per Share Phantom Cash Closing Consideration	Section 2.02(f)
Per Share Phantom Cash Consideration	Section 2.02(f)
Per Share Phantom Merger Consideration	Section 2.02(f)
Per Share Phantom Portion	Section 2.02(f)
Per Share Portion	Section 2.02(f)
Per Share Stock Consideration	Section 2.02(f)
Percentage Ownership	Section 2.02(f)
Permitted Liens	Section 10.02
person	Section 10.02
Phantom Dividend Amount	Section 2.02(f)
Phantom Equity Payments	Section 2.02(f)
Phantom Share	Section 2.02(f)
PHASAR	Section 2.02(f)
PHASAR Payments	Section 2.05(a)(i)
Post-Closing Tax Period	Section 10.02
Pre-Closing Tax Period	Section 10.02
Projected Indemnity Amount	Section 9.07(a)
PSU Award	Section 2.02(f)
PSU Payments	Section 2.05(a)(ii)
Referee	Section 2.02(c)(iii)
Registered Company IP	Section 3.17(a)
Representative Indemnitee	Section 6.10(c)
Required Information	Section 6.11(e)
Revolving Credit Agreement	Section 10.02
Scale-Tronix Acquisition	Section 2.02(f)
SEC	Section 10.02

Term	Section
Section 280G Waived Payments	Section 6.12(a)
Section 910	Section 2.01(d)
Section 623	Section 2.01(d)
Securities Act	Section 10.02
Securities Exchange Act	Section 10.02
Seller Refund	Section 11.05(a)
Shareholder Group	Section 10.11
Shareholder Indemnitees	Section 9.02
Error! Reference source not found.	Section 10.02
Shareholders Agreement	Section 10.02
Singapore Grant Receivable	Section 2.02(f)
Standard Software	Section 3.17(b)
Stock Consideration	Section 2.02(f)
Stock Consideration Closing Value	Section 2.02(f)
Straddle Period	Section 10.02
Sub	Preamble
subsidiary	Section 10.02
Survival Expiration Date	Section 9.05(a)
Surviving Corporation	Section 1.01
Target Net Working Capital	Section 2.02(f)
Tax	Section 3.09(q)
Tax Contest	Section 11.04
Tax Incentive	Section 3.09(m)
Tax Reps	Section 10.02
Tax Returns	Section 3.09(q)
Taxes	Section 3.09(q)
Technology	Section 3.17(g)
Third Party Claim	Section 9.03(a)
Transactions	Section 1.01
Transfer Taxes	Section 6.07
Voting Company Debt	Section 3.03
Voting Trust Agreement	Section 10.02